Form 10KSB, Exhibit 13
period 1996-06-30
GFS BANCORP INC
filed 1996-10-01
CIK 912244

                                  Exhibit 13

                       Annual Report to Security Holders

-------------------------------------------------------------------------------

TABLE OF CONTENTS

--------------------------------------------------------------------------------


        President's Letter to Shareholder..................................  1
        Selected Consolidated Financial Information........................  2
        Management's Discussion and Analysis of Financial
         Condition and Results of Operation................................  4
        Consolidated Financial Statements.................................. 19
        Stockholder Information............................................ 66
        Corporate Information.............................................. 67

A MESSAGE FROM THE PRESIDENT

Dear Fellow Stockholder:

It was another exciting year!

We are proud to announce that, due to the hard work of an experienced and dedicated board and staff as well as the tremendous support of the people in Grinnell and the surrounding communities, GFS Bancorp, Inc. again earned record profits. Specifically, the Company produced a net income of $895,000 for the fiscal year ended June 30, 1996. This equated to a return on equity of 9.25% and earnings per share of $1.72. It represents an earnings increase of 42 percent when compared to the year earlier period.

This earnings increase was largely fueled by growth in Grinnell Federal Savings Bank, the wholly-owned subsidiary of the Company. Net loans receivable increased by 30 percent to nearly $72,000,000 and savings deposits ended the fiscal year at over $53,000,000 up 15 percent.

One of the year's highlights occurred in October, 1995 when the Bank entered into an exclusive agreement with Bache Funding Corp. of Wisconsin, a mortgage banking firm headquartered in Madison, Wisconsin. Under the agreement, the Bank has the right of first refusal on any real estate loans generated by Bache. The Bank, in turn, sells majority participation interests in these loans to other financial institutions. This relationship, along with strong local lending, provides the Bank a greater opportunity to continue to grow and diversify the loan portfolio. It also creates additional loan fee and loan servicing income.

The board of directors remains intent on providing a solid return to stockholders via stock appreciation and dividends. We believe that stock appreciation can best be achieved by focusing on increasing earnings per share. With respect to dividends, the board was pleased to increase the quarterly dividend from $0.075 to $0.10 per share in June, 1996.

In closing, we want to express our gratitude to our stockholders. The business you place with us and the referrals you make to your friends and relatives are important to our growth and profitability. Thank you!


                              Sincerely,



     Steven L. Opsal


                               President

                               GFS BANCORP, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                          June 30,
                                                     --------------------------------------------------
                                                       1996      1995       1994       1993      1992
                                                     --------  ---------  ---------  --------  --------
                                                                       (In Thousands)

Selected Financial Condition Data:
----------------------------------
Total assets.......................................   $83,305   $ 70,950    $57,179   $51,213   $48,549
Cash and cash equivalents..........................     2,271      4,107        968     4,923     3,883
Mortgage-backed securities, net....................     3,435      3,950      4,237     5,716     3,484
Investment securities..............................     3,255      6,078      6,690     5,001     2,096
FHLB stock.........................................     1,159        832        832       832       765
Loans receivable, net..............................    71,773     54,999     43,682    33,898    36,955
Deposits...........................................    53,122     46,082     42,016    43,249    41,147
FHLB advances......................................    19,318     14,578      5,870     3,500     3,500
Stockholders' equity...............................     9,945      9,540      8,811     4,042     3,592

                                                                      Year Ended June 30,
                                                      -------------------------------------------------
                                                        1996       1995       1994      1993      1992
                                                      -------   --------   --------   -------   -------
                                                        (Dollars In Thousands Except per Share Data)
Selected Operations Data:
-------------------------
Total interest income..............................   $ 6,245   $  4,778    $ 4,013   $ 4,098   $ 4,431
Total interest expense.............................     3,720      2,638      2,228     2,547     3,107
                                                      -------   --------    -------   -------   -------
  Net interest income..............................     2,525      2,140      1,785     1,551     1,324
Provision (credit) for loan losses.................       249        ---         20        (4)       (1)
                                                      -------   --------    -------   -------   -------
  Net interest income after provision
   for losses on loans.............................     2,276      2,140      1,765     1,555     1,325
Non-interest income:
  Gain on sale of investments......................       (48)        36        ---       ---       ---
  Gains on sale of real estate.....................        --         11         34         5       ---
  Other non-interest income........................       186         81         79        47        83
                                                      -------   --------    -------   -------   -------
Total non-interest income..........................       138        128        113        52        83
Total non-interest expense.........................     1,335      1,321      1,061       856       878
                                                      -------   --------    -------   -------   -------
  Income before income taxes.......................     1,079        947        817       751       530
Income tax expense.................................       184        316        281       237       181
                                                      -------   --------    -------   -------   -------
  Net income before accounting change..............       895        631        536       514       349
Accounting change for income taxes.................       ---        ---        ---       (64)      ---
                                                      -------   --------    -------   -------   -------
  Income before extraordinary item.................       895        631        536       450       349
Extraordinary item - penalty for early
  extinguishment of debt, net of income
  tax benefit......................................       ---        ---         51       ---       ---
                                                      -------   --------    -------   -------   -------
  Net income.......................................   $   895   $    631    $   485   $   450   $   349
                                                      =======   ========    =======   =======   =======

Per common share data/(1)/:
  Net income per common share......................   $  1.72   $   1.20   $    .52     N/A       N/A
  Cash dividends declared per share................   $  .325   $   .075        ---     N/A       N/A
  Dividend payout ratio............................       .19        .06
------------------

/(1)/ Subsequent to the conversion of Grinnell Federal Savings Bank to the stock form, effective January 5, 1994. See Notes to Consolidated Financial Statements for additional information regarding earnings per common share data.



                                                                      Year Ended June 30,
                                                      -------------------------------------------------
                                                        1996       1995       1994      1993      1992
                                                      -------   --------   --------   -------   -------
Selected Financial Ratios and Other Data:
-----------------------------------------
Performance Ratios:
  Return on assets (ratio of net income to
   average total assets)...........................      1.15%      1.01%       .89%      .90%      .72%
  Interest rate spread information:
   Average during year.............................      2.56       2.70       2.81      2.76      2.46
   End of year.....................................      2.51       2.14       2.84      2.60      2.28
  Net interest margin/(1)/.........................      3.30       3.48       3.34      3.15      2.83
  Ratio of operating expense to average total
   assets..........................................      1.72       2.10       1.91      1.66      1.60
  Return on equity (ratio of net income to
   average equity).................................      9.25       6.89       7.76     11.79     10.21

Quality Ratios:
  Non-performing assets to total assets at end
    of year/(2)/...................................      1.15        .02        .44       .56      2.16
  Allowance for loan losses to non-performing
    loans/(3)/.....................................     87.24    2857.43    1290.32    6198.4    273.74

Capital Ratios:
  Equity to total assets at end of year............     11.94      13.45      15.41      7.89      7.40
  Average equity to average assets.................     12.43      14.70      11.50      7.65      7.08
  Average interest-earning assets to average
    interest-bearing liabilities...................    115.34     118.24     112.66    107.50    105.50


Number of full-service offices.....................      1          1          1         1         1

------------------
/(1)/ Net interest income divided by average interest earning assets.
/(2)/ Non-performing assets consist of non-accruing loans, accruing loans past due 90 or more days and real estate owned.
/(3)/ Excludes real estate owned.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Business

      GFS Bancorp, Inc. (the "Company") was formed to be the holding company for Grinnell Federal Savings Bank ("Grinnell Federal" or the "Bank") in connection with the Bank's conversion to stock form. The Company completed its initial public offering on January 5, 1994 with the sale of 529,000 shares at $10.00 per share. The primary activity of the Company is to act as a holding company for the Bank. As a result, unless otherwise noted, the following discussion relates primarily to the Bank. The primary business of savings banks, including Grinnell Federal, has historically consisted of attracting deposits from the general public and providing financing for the purchase of residential properties. The operations of the Bank are significantly affected by prevailing economic conditions as well as by government policies and regulations relating to monetary and fiscal affairs, housing and financial institutions.

      Net income is primarily dependent upon the difference (or "spread") between the average yield earned on loans, mortgage-backed and related securities and investments, and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Bank, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

      Net income is also affected by, among other things, gains and losses on sales of real estate and investments, mortgage-backed and related securities, investment securities and foreclosed assets, provisions for loan losses, service charges and other fees, operating expenses and income taxes.

SAIF Assessments

    The Bank's savings deposits are insured by the SAIF, which is administered by the FDIC. The assessment rate currently ranges from 0.23% of deposits for well capitalized institutions to 0.31% of deposits for undercapitalized institutions. The FDIC also administers the Bank Insurance Fund ("BIF"), which has the same designated reserve ratio as the SAIF. On August 8, 1995, the FDIC adopted an amendment to the BIF risk-based assessment schedule which lowered the deposit insurance assessment rate for most commercial banks and other depository institutions with deposits insured by the BIF to a range of from 0.31% of insured deposits for undercapitalized BIF-insured institutions to 0.04% of deposits for well-capitalized institutions, which constitute over 90% of BIF-insured institutions. The FDIC amendment became effective for the quarter ended September 30, 1995. Subsequently, the BIF assessment rate has been lowered to the statutory minimum of $2,000 per year. The amendments created a substantial disparity in the deposit insurance premiums paid by BIF and SAIF members and could place SAIF-insured savings institutions at a significant competitive disadvantage to BIF-insured institutions.

    The House of Representatives and the Senate of the United States provided for a resolution of the recapitalization of the SAIF in the Balanced Budget Act of 1995 (the "Reconciliation Bill") which was vetoed by the President in December 1995 for reasons unrelated to the recapitalization of the SAIF. The Reconciliation Bill provided that all SAIF member institutions would pay a special assessment recently estimated to be a one-time charge of 0.85% of the Company's total SAIF-assessable deposits as of June 30, 1996, or approximately $284,000 after tax. Such special assessment would be in addition to the Company's annual deposit insurance premium. However, it is anticipated that after the recapitalization of the SAIF, the premiums of SAIF-insured institutions would be reduced to a level comparable to those currently being assessed BIF-insured commercial banks. A balanced budget bill subsequently was enacted and signed by the President in April 1996. That bill did not provide for the recapitalization of the SAIF, and there can be no assurance whether the SAIF will be recapitalized, whether the premium disparity between SAIF and BIF insured institutions will be reduced or eliminated or whether a special assessment will be charged.

    Legislation has also been introduced in Congress that provided for the elimination of the distinctions between banks and thrifts under federal law. In its current form, the legislation would require the automatic conversion of all federally chartered savings associations such as the Bank into national banks effective January 1, 1998. It would impose activities restrictions and restrictions on branches, and it would also compel the holding companies of such institutions to be subject to the more restrictive regulations that govern holding companies of banks rather than thrifts. If enacted in its present form, this legislation could restrict the current or contemplated activities of the Bank and the Company, and it could also increase regulatory compliance costs because of the new regulatory structure to which the Bank and the Company would be subject.

Financial Condition

      June 30, 1996 compared to June 30, 1995. Total assets increased $12.3 million from $71.0 million at June 30, 1995 to $83.3 million at June 30, 1996 primarily due to an increase in loans receivable which more than offset declines in cash and cash equivalents, investment securities and mortgage backed securities.

      Cash and amounts due from depository institutions decreased $1.8 million from $4.1 million at June 30, 1995 to $2.3 million at June 30, 1996. This reduction was primarily attributable to funding the Bank's increased loan portfolio. Investment securities decreased $2.8 million, or 45.9%, from $6.1 million at June 30, 1995 to $3.3 million at June 30, 1996 due to reinvestment of proceeds from sales of investment securities and maturing investment securities in mortgage loans. Mortgage-backed securities decreased $515,000 from $3.9 million at June 30, 1995 to $3.4 million at June 30, 1996 as a result of repayments and prepayments.

      Net loans receivable increased $16.8 million, or 30.5%, from $55.0 million at June 30, 1995 to $71.8 million at June 30, 1996. Mortgage loans originated during fiscal 1996 totalled $12.5 million, including $11.8 million secured by one-to-four family dwellings in the Bank's market area and $711,000 secured by commercial real estate, of which $548,000 was located in the Des Moines, Iowa metropolitan area. During this period, the Bank also purchased (i) $3.0 million in loans secured by real estate located in the Des Moines, Iowa metropolitan area, including $2.5 million secured by single family dwellings and a $509,000 loan secured by commercial real estate, and (ii) $19.9 million in loans secured by real estate located in the Madison, Wisconsin area, including $6.0 million of loans secured by single family dwellings, $10.8 million secured by multi-family dwellings, $2.1 million secured by commercial real estate and $1.0 million secured by residential land development. Of the $22.9 million in loans purchased during the 1996 fiscal year, $9.3 million in participation interests were sold to other financial institutions with the Bank retaining the servicing.

    On October 5, 1995, the Bank entered into an exclusive agreement effective November 1, 1995 ("Agreement") with Bache Funding Corp. of Wisconsin ("Bache"), a mortgage banking firm headquartered in Madison, Wisconsin. Under the Agreement, the Bank has a right of first refusal on any real estate loans generated by Bache, including one-to-four family, multi-family, commercial real estate, and land development loans secured by properties located primarily in the Madison, Wisconsin metropolitan area. The Bank anticipates that it will sell majority participation interests in these loans to financial institutions located in Iowa and contiguous states. The Bank has had experience with Bache originated loans prior to November 1995. During fiscal 1994 and 1995, the Bank purchased participation interests totalling approximately $8.8 million in Bache originated loans from another financial institution. Although these purchased loans are subject to the same underwriting guidelines as loans originated, they entail a certain amount of added risk. In addition to the risks associated with the specific type of loan purchased, loans purchased outside the Bank's market carry a greater degree of risk than those loans originated by the Bank since the origination function is performed by third parties and the property is located outside the Bank's normal lending territory.

      Since entering into the Agreement with Bache, the Bank purchased $6.0 million one-to-four family, $8.1 million multi-family, $2.1 million commercial, and $1.0 million residential land development loans from Bache. The dollar volume of loans for the purpose of land development is not expected to be a material percentage of Bache originations in future periods. Of the $17.2 million in one-to-four family, commercial, multi-family, and land development loans purchased from Bache during the period November 1, 1995 through June 30, 1996, $9.3 million in participation interests were sold to other financial institutions with the Bank retaining the servicing.

      Total deposits of the Bank increased by $7.0 million to $53.1 million at June 30, 1996 from $46.1 at June 30, 1995. This increase primarily consisted of $2.6 million in demand and negotiable order of withdrawal accounts and $3.5 million in money market savings accounts. Management believes that this increase was primarily due to increased marketing efforts.

      The increase in loans receivable was funded by loan repayments and prepayments, increased deposits and an increase in advances from the Federal Home Loan Bank ("FHLB") of Des Moines. FHLB advances increased $4.7 million from $14.6 million at June 30, 1995 to $19.3 million at June 30, 1996. This increase in borrowings was due to management's decision to utilize FHLB advances to partially fund its origination and purchase of loans. Management attempts to use borrowings to maintain the Bank's current spread and provide a stable source of funding for loans. During fiscal 1996, management utilized a
combination of fixed-rate FHLB advances with maturities of 1 to 5 years.   At
June 30, 1996, approximately 72% of borrowings carried maturities greater than one year. Although this strategy could reduce the short-term impact of an increase in interest rates, the Bank may be exposed to an increase in interest rate risk in future periods to the extent the actual repricing of assets differs from management's assumptions.

      Stockholders' equity increased $405,000 from $9.5 million at June 30, 1995 to $9.9 million at June 30, 1996. This increase was due to net income of $895,000, amortization of Recognition and Retention Plan ("RRP") awards, allocations to the Employee Stock Ownership Plan ("ESOP"), and a decrease in unrealized loss on decline in value of investments available for sale. The increase in stockholders equity was partially offset by the Company's repurchase of 33,012 shares of its stock and the declaration of $.325 dividends per share for the 1996 fiscal year.

Results of Operations

     The Company's results of operations depend primarily on the level of its net interest income and non-interest income and the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and interest rates earned or paid.

Comparison of Fiscal Years Ended June 30, 1996 and June 30, 1995

      General. The Company's net income increased by $264,000, or 41.8%, to $895,000 in fiscal 1996 from net income of $631,000 in fiscal 1995. As discussed in more detail below, the primary reason for this increase was the $385,000 increase in net interest income, a $10,000 increase in non-interest income and a $132,000 decrease in provision for income taxes, which together more than offset the $249,000 and $14,000 increases in provision for loan losses and non-interest expense, respectively, over the year earlier period.

     Interest Income. Interest income increased $1.4 million to $6.2 million in fiscal 1996 from $4.8 million in fiscal 1995 primarily as a result of an increase in the volume of interest-earning assets and, to a lesser extent, the average rates earned on interest earning assets. The average balance of interest-earning assets increased $15.1 million, or 24.6%, to $76.6 million in fiscal 1996 from $61.5 million in fiscal 1995 primarily due to an increase in the average balances of loans resulting from increased loan originations and purchases. The average yield on interest earning assets increased from 7.77% for 1995 to 8.16% in 1996.

     Interest Expense. Interest expense increased $1.1 million to $3.7 million in fiscal 1996 from $2.6 million in fiscal 1995 due primarily to an increase in the volume of interest-bearing liabilities and, to a lesser extent, the average rates paid on interest-bearing liabilities. The average balance of interest-bearing liabilities increased $14.4 million from $52.0 million in fiscal 1995 to $66.4 million in fiscal 1996 primarily as a result of an increase in FHLB advances and to a lesser extent NOW accounts, money market accounts, and certificate of deposit accounts. The average rates paid on interest-bearing liabilities increased 53 basis points from 5.07% during fiscal 1995 to 5.60% during fiscal 1996 due to an overall increase in rates paid to attract deposits.

     Net Interest Income. Net interest income increased $384,000 to $2.5 million in fiscal 1996 as compared to $2.1 million in fiscal 1995. The Company's average spread decreased from 2.70% for the fiscal year ended June 30, 1995 to 2.56% for the fiscal year ended June 30, 1996 due to the fact that rates paid on interest costing liabilities increased more than yields on interest
earning assets.   Net interest margin decreased from 3.48% for the fiscal year ended June 30, 1995 to 3.30% for the fiscal year ended June 30, 1996. The ratio of average interest-earning assets to average interest-bearing liabilities decreased to 115.3% during fiscal 1996 from 118.2% during fiscal 1995.

     Provision for Loan Losses. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. A $249,000 provision for loan losses was made for fiscal 1996, as compared to no provision in fiscal 1995. It is management's opinion that the allowance is adequate as non-performing assets (defined as non-accruing loans for which payments have been due and uncollected for a period in excess of 90 days plus foreclosed assets) totalled $962,000 or 1.15% of total assets at June 30, 1996. The allowance for loan losses at June 30, 1996 increased $241,000 to $641,000 from $400,000 at June 30, 1995. The ratio of the allowance for loan losses to total loans was 0.9% at June 30, 1996 as compared to 0.7% at June 30, 1995. This increase resulted from the $241,000 net addition to provision for loan losses during the 1996 fiscal year. Management believes these increases were prudent due to the level of non-performing assets at June 30, 1996 and the increase in the loan portfolio. (See discussion of Asset Quality below). Future additions to the allowance for loan losses are dependent upon the performance and composition of the loan portfolio, the economy, changes in real estate values and interest rates, the view of the regulatory authorities toward adequate reserve levels and inflation.

      Non-interest Income. Non-interest income increased by $10,000 to $138,000 in fiscal 1996 from $128,000 in fiscal 1995. This increase was primarily due to $87,000 in interest on refunds of prior years income taxes recognized in fiscal 1996, which was partially offset by a $48,000 loss on investment securities in 1996, as compared to a $36,000 gain in fiscal 1995.

      Non-interest Expense. Non-interest expense for fiscal 1996 at $1.3 million was unchanged from fiscal 1995 levels.

      Income Tax Expense. Income tax expense was $184,000 in fiscal 1996 compared to $316,000 in fiscal 1995, a decrease of $132,000, or 41.8%. This decrease was primarily due to a $137,000 resolution of a tax contingency and $30,000 in income tax credits on an investment in a low and moderate income multi-family housing development.

Comparison of Fiscal Years Ended June 30, 1995 and June 30, 1994

      General. The Company's net income increased by $146,000, or 30.1%, to $631,000 in fiscal 1995 from net income of $485,000 in fiscal 1994. As discussed in more detail below, the primary reason for this increase was the $375,000 increase in net interest income after provision for loan losses and a $15,000 increase in non-interest income, which more than offset the $260,000 increase in non-interest expense over the year earlier period, a $35,000 increase in income tax expense over the year earlier period and the absence of a $51,000 prepayment penalty on an advance from the FHLB of Des Moines incurred during the year earlier period.

      Interest Income. Interest income increased $765,000 to $4.8 million in fiscal 1995 from $4.0 million in fiscal 1994 primarily as a result of an increase in the volume of interest-earning assets. The average balance of interest-earning assets increased $8.0 million, or 14.9%, to $61.5 million in fiscal 1995 from $53.5 million in fiscal 1994 due to an increase in the average balances of loans resulting from increased loan originations and purchases. The average rates paid on interest earning assets increased from 7.50% for 1994 to 7.77% in 1995 despite a decline in average yield on loans from 8.41% in fiscal year 1994 to 8.13% in fiscal 1995. The decline in average yield on loans was more than offset by the substantial increase in loan volume previously discussed. This decline in average yield was primarily due to the ongoing impact of declining rates during the 1994 fiscal year and continuing into the early part of the 1995 fiscal year.

      Interest Expense. Interest expense increased $410,000 to $2.6 million in fiscal 1995 from $2.2 million in fiscal 1994 due primarily to an increase in volume of interest-bearing liabilities and, to a lesser extent, the average rates paid on interest-bearing liabilities. The average rates paid on interest-bearing liabilities increased 38 basis points from 4.69% during fiscal 1994 to 5.07% during fiscal 1995 due to overall increase in market rates. The average balance on interest-bearing liabilities increased $4.5 million from $47.5 million in fiscal 1994 to $52.0 million in fiscal 1995 as a result of an increase in FHLB advances and certificate of deposit accounts.

      Net Interest Income. Net interest income increased $355,000 to $2.1 million in fiscal 1995 as compared to $1.8 million in fiscal 1994. The Company's average spread decreased from 2.81% for the fiscal year ended June 30, 1994 to 2.70% for the fiscal year ended June 30, 1995 due to the fact that rates paid on interest costing liabilities increased more than yields on interest earning assets. This, in turn, resulted from a rising interest rate environment over roughly the latter half of fiscal 1995 during which interest-bearing
liabilities  were repricing more rapidly than interest earning assets.   Net
interest margin increased from 3.34% for the fiscal year ended June 30, 1994 to 3.48% for the fiscal year ended June 30,

1995. The ratio of average interest-earning assets to average interest-bearing liabilities increased to 118.2% during fiscal 1995 from 112.7% during fiscal 1994.

      Provision for Loan Losses. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. No provision for loan losses was made for fiscal 1995, as compared to the $20,000 addition in fiscal 1994. It was management's opinion that the allowance was adequate as non-performing assets (defined as non-accruing loans for which payments have been due and uncollected for a period in excess of 90 days plus foreclosed assets) totalled $14,000 or 0.02% of total assets at June 30, 1995. The allowance for loan losses at June 30, 1995 remained unchanged from $400,000 at June 30, 1994. The ratio of the allowance for loan losses to total loans was 0.7% at June 30, 1995 as compared to 0.9% at June 30, 1994. This decrease resulted from an increase in loans receivable.

      Non-interest Income. Non-interest income increased by $15,000 to $128,000 in fiscal 1995 from $113,000 in fiscal 1994. This increase was primarily due to a gain on the sale of investments, which was partially offset by a decrease in gain on sale of real estate.

      Non-interest Expense. Non-interest expense increased $260,000 to $1.3 million in fiscal 1995 from $1.1 million in fiscal 1994. The primary reason for the change was a $171,000 increase in compensation and benefits due to staff increases and establishment of new employee benefit plans in conjunction with the stock conversion. Contributing to the increase was a $95,000 increase in other expense consisting primarily of expense associated with preparation of SEC reports and filings, conduct of annual meetings, Delaware franchise tax and other miscellaneous expenses associated with being a public company.

      Income Tax Expense. Income tax expense was $316,000 in fiscal 1995 compared to $281,000 in fiscal 1994, an increase of $35,000, or 12.5%. Income tax expense increased primarily as a result of increased earnings before taxes.

Asset Quality

      Total non-performing assets (defined as non-accruing loans for which payments have been due and uncollected for a period in excess of 90 days plus foreclosed assets) increased $948,000 to $962,000, or 1.15% of total assets at June 30, 1996, from $14,000, or 0.02% of total assets at June 30, 1995. This increase reflects the addition of a $286,000 single family home loan in Houston, Texas, a $227,000 commercial real estate parcel in the Madison, Wisconsin metropolitan area and a $437,000 package of equipment leases owned by the Bank. The single family home loan was recently brought current. The commercial real estate parcel consists of a combination retail and four (4) unit apartment located in Madison, Wisconsin. A lake lot provides additional collateral. The collateral property was placed in judgement in April 1996. Management expects no loss on disposition of the property as the borrower has accepted a purchase offer which is expected to result in a full payoff by September 30, 1996. The referenced equipment leases were sold and serviced by Bennett Funding Group and its affiliates (the "Bennett Group"), certain of which companies have been charged by the Securities and Exchange Commission with, among other things, the illegal sale of fictitious equipment leases. On April 1, 1996, the Bennett Group filed for Chapter 11 Bankruptcy, resulting in the suspension of payments on the Bank's leases. On June 27, 1996, the Company learned that approximately half of the leases may have been pledged more than once, thus raising a question as to the priority of the Bank's security interest. Based on the facts available at this time and the Bank's level of provisions for loan losses, management does not currently expect these events to have a material adverse effect on the Company's earnings or financial condition. This conclusion, however, may be altered by future developments in this matter. Write-downs of this asset may be necessary, though the size of any such write-downs cannot be predicted with accuracy at this time.

      In addition, at June 30, 1996, other assets of concern totaled $1.5 million and included eleven loans totaling $231,000 secured by single-family residences, one loan totaling $234,000 secured by commercial real estate located in Colorado, one loan totaling $254,000 secured by commercial real estate located in Grinnell, Iowa, which was paid off in August 1996, and three loans totaling $751,000 secured by multi-family real estate located in Madison, Wisconsin. While these loans raise concerns as to timely collectibility, based upon information currently available, management does not anticipate any material loss on these assets.

      Assets classified pursuant to the Office of Thrift Supervision ("OTS") regulations and assets designated special mention totaled $2.5 million at June 30,1996 as compared to $418,000 at June 30, 1995. The increase in classified assets reflects the addition of the non-performing and other assets of concern described above. At June 30, 1996, all classified assets were included in non-performing assets or other assets of concern.

Average Balances, Interest Rates and Yields

      The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, and the resultant costs, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Interest on non-accruing loans has been included in the table to the extent received.

                                                                    Year Ended June 30,
                             -------------------------------------------------------------------------------------------------
                                           1996                         1995                                  1994
                             -------------------------------  -------------------------------  -------------------------------
                               Average    Interest              Average    Interest              Average    Interest
                             Outstanding   Earned/   Yield/   Outstanding   Earned/   Yield/   Outstanding   Earned/   Yield/
                               Balance      Paid      Rate      Balance      Paid      Rate      Balance      Paid      Rate
                             -----------  ---------  -------  -----------  ---------  -------  -----------  ---------  -------
                                                                  (Dollars in Thousands)
Interest-Earning Assets:
 Interest-earning bank
  accounts...................    $ 2,641   $   122     4.61%      $ 1,320   $    58     4.39%      $ 4,962   $   143     2.89%

 Investments and other
  securities.................      5,078       325     5.94         6,461       384     5.94         5,508       296     5.38

 Mortgage-backed securities..      3,660       272     7.44         4,074       303     7.44         5,001       380     7.59
 Loans receivable/(1)/.......     64,140     5,451     8.13        48,789     3,968     8.13        37,186     3,126     8.41
 FHLB stock..................      1,046        75     7.21           832        65     7.81           832        68     8.14
                                 -------   -------                -------   -------                -------   -------
  Total interest-earning
   assets....................    $76,565   $ 6,245     8.16       $61,476   $ 4,778     7.77       $53,489   $ 4,013     7.50
                                 -------   -------                -------   -------                -------   -------

Interest-Bearing Liabilities:
 Passbook accounts...........    $ 3,504   $    88     2.51       $ 3,756   $    95     2.53       $ 4,702   $   117     2.48
 NOW accounts................      2,005        64     3.18         1,598        34     2.12         1,716        37     2.18
 Money market accounts.......      4,399       214     4.86         1,776        67     3.77         1,688        38     2.26
 Certificates of deposit.....     37,764     1,883     5.77        36,011     1,883     5.23        35,246     1,786     5.06
 FHLB advances...............     18,711       559     6.28         8,851       559     6.32         4,128       251     6.07
                                 -------   -------                -------   -------                -------   -------
  Total interest-bearing
    liabilities..............    $66,383   $ 2,638     5.60       $51,992   $ 2,638     5.07       $47,480   $ 2,229     4.69
                                 -------   -------     ----       -------   -------     ----       -------   -------     ----

Net interest income..........              $ 2,525                          $ 2,140                          $ 1,784
                                           =======                          =======                          =======

Net interest rate spread.....                          2.56%                            2.70%                            2.81%

Net earning assets...........    $10,182                          $ 9,484                          $ 6,009
                                 =======                          =======                          =======

Net interest margin..........                          3.30%                            3.48%                            3.34%

Average interest-earning
 assets to average interest-
 bearing liabilities                        115.34%                          118.24%                          112.66%

-------------------------------
/(1)/ Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

Rate/Volume Analysis of the Net Interest Income

     The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.


                                                            Year Ended June 30,
                                         --------------------------------------------------------
                                               1996 vs. 1995                  1995 vs. 1994
                                         --------------------------    --------------------------
                                            Increase                    Increase
                                           (Decrease)                  (Decrease)
                                             Due to        Total         Due to         Total
                                         --------------   Increase     ----------      Increase
                                         Volume   Rate   (Decrease)  Volume    Rate   (Decrease)
                                         -------  -----  ----------  -------  ------  ----------
                                                                          (In Thousands)
Interest-earning assets:
 Interest-earning bank accounts......... $   61   $  3      $   64    $(137)  $  52        $(85)
 Investments and other securities.......    (87)    28          88       55      33          88
 Mortgage-backed securities.............    (31)     0         (77)     (69)     (8)        (77)
 Loans receivable.......................  1,296    187       1,483      946    (105)        841
 FHLB stock.............................     15    (10)         10      ---      (3)         (3)
                                         ------   ----      ------    -----   -----        ----

   Total interest-earning assets........ $1,254   $213      $1,467    $ 795   $ (31)       $764
                                         ======   ====      ------    =====   =====        ----

Interest-bearing liabilities:
 Passbook accounts......................    (24)     2         (22)     (24)      2         (22)
 NOW accounts...........................     10     20          30       (2)     (1)         (3)
 Money market accounts..................    123     24         147        2      27          29
 Certificates of deposit................     95    201         296       39      58          97
 FHLB advances..........................    619     10         616      298      10         308
                                         ------   ----      ------    -----   -----        ----

   Total interest-bearing liabilities... $  841   $241      $1,082    $ 313   $  96        $409
                                         ======   ====      ------    =====   =====        ----

Net interest income.....................                    $  385                         $355
                                                            ======                         ====

     The following table sets forth the weighted average yields on the Company's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between weighted average yields and rates for the Company at the dates indicated. Non-accruing loans have been included in the table as carrying a zero yield.


                                                          At June 30,
                                                      -------------------
                                                      1996   1995   1994
                                                      -----  -----  -----

      Weighted average yield on:
      --------------------------

       Interest-earning bank accounts...............  4.89%  5.74%  3.89%
       Investment and other securities..............  6.51   6.01   5.58
       Mortgage-backed securities...................  7.37   7.42   7.44
       Loans receivable.............................  8.23   8.15   7.88
       FHLB stock...................................  7.00   7.00   8.25

      Combined weighted average yield on interest-
        earning assets..............................  8.03   7.78   7.52

      Weighted average rate paid on:
      ------------------------------

       Passbook accounts............................  2.57   2.57   2.59
       NOW Accounts.................................  3.93   2.10   2.28
       Money market accounts........................  4.79   4.88   2.60
       Certificates of deposit......................  5.87   5.84   4.96
       FHLB advances liabilities....................  5.98   6.34   5.63

      Combined weighted average rate paid on
        interest-bearing liabilities................  5.52   5.64   4.68

      Spread........................................  2.51   2.14   2.84

Asset/Liability Management

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect operations while a positive gap would tend to benefit operations. During a period of falling interest rates, a negative gap would tend to benefit operations while a positive gap would tend to adversely affect operations.

     Since the early 1980's, the Bank's asset/liability management strategy has been directed toward reducing and controlling the Bank's exposure to fluctuations in interest rates. In order to properly monitor interest rate risk, the Board of Directors in 1990 created an Asset/Liability Committee. The committee is currently composed of the Chairman of the Board, the President, two Senior Vice Presidents, and Commercial Loan Officer, which meet quarterly to review the Bank's interest rate risk position. The principal responsibilities of this Committee are to assess the Bank's asset/liability mix and recommend strategies to the Board that will enhance income while managing the Bank's vulnerability to changes in interest rates.

     The Bank's asset/liability management strategy emphasizes the origination or purchase of mortgages with adjustable rates. The Bank's ARM's adjust based upon various indices. The Bank monitors the mix of indices on its adjustable-rate assets and seeks, consistent with market conditions and a degree of risk deemed acceptable to management, to achieve a relative balance in repricing characteristics of its assets and liabilities. In the future, the Bank intends, subject to market conditions, to continue to stress the origination or purchase of adjustable-rate mortgage loans, including commercial and multi-family real estate loans. In response to customer demand, however, the Bank continues to originate and purchase for its loan portfolio fixed-rate mortgages with terms not greater than 30 years.

     As part of its asset/liability management strategy, the Bank has also emphasized core deposits. Consumer savings accounts, demand accounts, money market deposit accounts and NOW accounts amounted to $14.8 million, or 27.8% of the Bank's total deposits, as of June 30, 1996. Although at June 30, 1996 approximately 61.4% of the Bank's certificates of deposit were scheduled to mature during the next year, management believes that this reflects current consumer preference for short-term investments as a result of the current interest rate environment. Over 76.4% and 13.4% of the Bank's total certificates of deposit at June 30, 1996 had an original term of more than one and three years, respectively. Based on its experience, the Bank's certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since the Bank has established long-term banking relationships with its customers. In addition, in recent years, the Bank has increased its use of borrowings in an effort to maintain current spreads in a rising rate environment and to reduce the short-term impact of increases in interest rates.

     In managing its asset/liability mix, Grinnell Federal may, at times, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, place greater emphasis on maximizing its net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to improve its spread. Management believes that the increased net income resulting from a mismatch in the maturity of its asset and liability portfolios can provide high enough returns to justify the increased vulnerability to sudden and unexpected increases in interest rates.

     The following table sets forth the repricing dates of the Bank's interest-earning assets and interest-bearing liabilities at June 30, 1996 and the Bank's interest rate sensitivity "gap", which is defined as the amount by which assets repricing within the respective periods exceed liabilities repricing within such periods. All prepayment and liability repricing assumptions are those used by the FHLB of Des Moines at such date for the purpose of assessing the interest rate sensitivity of member thrift institutions and are set forth in detail following the table.

                                                                            Maturing or Repricing
                                                           ---------------------------------------------------
                                                              Less than           6-12           Over 1-3
                                                              6 Months           Months           Years
                                                           ---------------   --------------   --------------
                                                                          (Dollars in Thousands)
Fixed-rate one- to four-family loans (including
 mortgage-backed securities)...............................     $ 2,206          $ 2,035          $ 6,696
Adjustable-rate one- to four-family loans..................      10,962            9,695            3,011
Fixed- and adjustable-rate construction loans, multi-
 family, commercial real estate and second mortgages.......      11,229            7,933            1,484
Commercial business loans..................................         665               58              137
Consumer loans.............................................         224              216              573
Investment securities and other............................       3,062              ---              ---
                                                                -------          -------          -------

    Total interest-earning assets..........................      28,348           19,937           11,901
                                                                -------          -------          -------

Money market...............................................       5,952              ---              ---
Passbook accounts..........................................         371              338            1,077
Demand and NOW accounts....................................         758              602            1,397
Certificates...............................................      12,061           11,484           13,858
FHLB advances & Other Borrowings...........................       1,029            4,300            4,500
                                                                -------          -------          -------

   Total interest-bearing liabilities......................      20,171           16,724           20,832
                                                                -------          -------          -------

Interest-earning assets less interest-bearing liabilities..     $ 8,177          $ 3,213          $(8,931)
                                                                =======          =======          =======


Cumulative interest rate sensitivity gap...................     $ 8,177          $11,390          $ 2,459
 sensitivity gap                                                =======          =======          =======

Cumulative interest rate gap as a percentage of assets.....        9.99%           13.91%            3.00%
                                                                =======          =======          =======

                                                                          Maturing or Repricing
                                                           -------------------------------------------------
                                                              Over 3-5            Over
                                                               Years             5 Years          Total
                                                           --------------    --------------   --------------
Fixed-rate one- to four-family loans (including
 mortgage-backed securities)...............................    $ 4,888           $10,333          $26,158
Adjustable-rate one- to four-family loans..................        898               ---           24,566
Fixed- and adjustable-rate construction loans, multi-
 family, commercial real estate and second mortgages.......        764             2,058           23,468
Commercial business loans..................................        ---               ---              860
Consumer loans.............................................        ---               ---            1,013
Investment securities and other............................      1,497               ---            4,559
                                                               -------           -------          -------

    Total interest-earning assets..........................      8,047            12,391           80,624
                                                               -------           -------          -------

Money market...............................................        ---               ---            5,952
Passbook accounts..........................................        742             1,643            4,171
Demand and NOW accounts....................................        555               365            3,677
Certificates...............................................        927               ---           38,330
FHLB advances & Other Borrowings...........................      8,693             1,068           19,590
                                                               -------           -------          -------

   Total interest-bearing liabilities......................     10,917             3,076           71,720
                                                               -------           -------          -------

Interest-earning assets less interest-bearing liabilities..    (2,870)           $ 9,315          $ 8,904
                                                               =======           =======          =======


Cumulative interest rate sensitivity gap...................    $ (411)           $ 8,904          $ 8,904
 sensitivity gap                                               =======           =======          =======

Cumulative interest rate gap as a percentage of assets.....      (.50%)            10.88%           10.88%
                                                               =======           =======          =======

     In preparing the table above, it has been assumed, with the assumptions used by the FHLB of Des Moines at June 30, 1996, that (i) adjustable-rate mortgage loans on one- to four-family residential properties prepay at the rate of 8% per year; (ii) first mortgage loans on residential properties of five or more units and non-residential properties will prepay at the rate of 8% per year; (iii) fixed-rate construction loans, commercial loans and consumer loans are assumed to prepay at annual rate of 5%, 8% and 8%, respectively; (iv) one- to four-family fixed-rate mortgage loans and mortgage-backed securities will prepay annually as follows:


                                                   Annual
          Loan Rate                            Prepayment Rate
         -----------                      ------------------------
                                          15-year          30-year
                                          -------          -------
     Less than 8.0%                         6.00%            6.00%
     8.00% to 8.99%                        10.00             8.00


     9.0% to 9.99%                         14.00            15.00
     10.0% to 10.99%                       21.00            15.00
     11.0% or more                         12.00            15.00

     In addition, it is assumed that fixed maturity deposits are not withdrawn prior to maturity, and that passbook accounts and NOW accounts reprice at annual rates of 17% and 37%, respectively. The effect of these assumptions is to quantify the dollar amount of items that are interest-sensitive and can be repriced within each of the periods specified. Such repricing can occur in one of three ways: (1) the rate of interest to be paid on an asset or liability may adjust periodically on the basis of an index; (2) an asset or liability such as a mortgage loan may amortize, permitting reinvestment of cash flows at the then-prevailing interest rates; or (3) an asset or liability may mature, at which time the proceeds can be reinvested at current market rates.

     Certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

     In addition, the previous table does not necessarily indicate the impact of general interest rate movement on the Bank's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other pressures beyond the Bank's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may, in fact, mature or reprice at different times and at different volumes.

Liquidity and Capital Resources

        The OTS requires minimum levels of liquid assets. OTS regulations presently require Grinnell Federal to maintain an average daily balance of liquid assets (United State Treasury, federal agency and other investments having maturities of five years or less) equal to at least 5.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such requirements may be changed from time to time by the OTS to reflect changing economic conditions. Such investments are intended to provide a source of relatively liquid funds upon which Grinnell Federal may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Bank has historically maintained its liquidity ratio in excess of that required. At June 30, 1996, the amount of the Bank's liquidity was $3.7 million, resulting in a liquidity ratio of 6.7%.

     Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-bearing deposits and (iv) the objectives of its asset/liability management program. Excess liquidity generally is invested in interest-bearing overnight deposits and other short-term government and agency obligations. If the Bank requires additional funds, beyond its internal ability to generate, it has additional borrowing capacity with the FHLB of Des Moines and collateral eligible for repurchase agreements.

     The Company's liquidity, represented by cash and cash equivalents, is a combination of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1995 and 1996.

                                                         Year Ended June 30,
                                                        ---------------------
                                                           1996       1995
                                                        ----------  ---------
                                                           (In Thousands)

Net income.............................................. $    895   $    631
Adjustments to reconcile net income to net
     cash provided by operating activities..............      343        293
                                                         --------   --------
Net cash provided by operating activities...............    1,238        924
Net cash provided by (used in investment activities)....  (14,438)   (10,466)
Net cash provided by financing activities...............   11,274     12,681
                                                         --------   --------
Net increase (decrease) in cash and cash equivalents....   (1,836)     3,139
Cash and cash equivalents at beginning of year..........    4,107        968
                                                         --------   --------
Cash and cash equivalents at end of year................ $  2,271   $  4,107
                                                         ========   ========


     The Company principally uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet operating expenses. At June 30, 1996, there were loans in process totaling $2.5 million and loan commitments totalling $620,000. The Company anticipates that it will have sufficient funds available to meet current commitments.

     Certificates of deposit scheduled to mature in a year or less at June 30, 1996 totaled $23.5 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank; however, there can be no assurance that the Bank can retain all such deposits.

     Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Bank's foreseeable short- and long-term liquidity needs.

     The primary investing activities of the Company include investing in loans, mortgage-backed securities, agency bonds, Treasury Securities, corporate stocks and mutual funds. At June 30, 1996, these assets accounted for over 94% of the Company's total assets. The purchases are funded primarily from loan repayments, maturities of securities, FHLB advances and increases in deposits and net income.

          The Bank has utilized borrowings to offset reductions in other sources of funds and to assist in asset/liability management objectives. At June 30, 1996, the Bank had outstanding borrowings of $19.3 million from the FHLB of Des Moines.

Capital Requirements

     OTS regulations establish three capital requirements for savings banks. The following table sets forth Grinnell Federal's compliance with its capital requirements at June 30, 1996.

                                         At June 30, 1996
                                    --------------------------
                                    Amount/(1)/        Percent
                                    -----------        -------
                                      (Dollars in Thousands)

        Tangible Capital:
           Capital level...........    $8,376           10.22%
           Requirement.............     1,229            1.50
                                       ------           -----
           Excess..................    $7,147            8.72%
                                       ======           =====

        Core Capital:
           Capital level/(2)/......    $8,376           10.22%
           Requirement.............     2,458            3.00
                                       ------           -----
           Excess..................    $5,918            7.22%
                                       ======           =====

        Fully Phased-In Risk-Based
         Capital:
           Capital level/(3)/......    $8,962           19.15%
           Requirement.............     3,744            8.00
                                       ------           -----
           Excess..................    $5,218           11.15%
                                       ======           =====

------------------------
/(1)/ Tangible and core capital levels are shown as a percentage of adjusted total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

/(2)/  Under current regulatory capital regulations, the Bank must have:
       (a) core capital equal to 3% of adjusted total assets, (b) tangible capital equal to 1.5% of adjusted assets, and (c) total capital equal to 8.0% of risk-weighted assets. Risk-weighted assets are comprised of both on- and off-balance sheet items and are assigned a risk weight ranging from 0-100% based on their relative risk.

/(3)/  Includes $586,000 of general valuation allowances.


Impact of Inflation and Changing Prices

     The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

     Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. In the present interest rate environment, the liquidity, maturity structure and quality of the Company's assets and liabilities are important factors in the maintenance of acceptable performance levels.

Effect of New Accounting Standards

The Financial Accounting Standard Board has approved, effective for years beginning after December 15, 1995, Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, Statement No. 122, Accounting for Mortgage Servicing Rights and Statement No. 123 Accounting for Stock-Based Compensation and for transactions after December 31, 1996, Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. FASB Statements No. 121, 122, 123 and 125 are not expected to have a material effect on the Company's financial statements when adopted.

Recent Developments

On August 20, 1996, the President signed into law the Small Business Jobs Protection Act. Included within this act were provisions repealing the percentage of taxable income method of calculating a thrift's bad debt reserve for tax purposes. This method had permitted thrift institutions, such as the Bank, who satisfied certain definitional tests and other conditions prescribed by the Internal Revenue Code to deduct an annual addition to their bad debt reserve calculated as a percentage of taxable income. Other financial institutions generally were required to calculate their bad debt deduction based upon actual loss experience (the "experience method"). As a result of the elimination of the percentage of taxable income method, institutions that have utilized such method will be required to recapture into taxable income post-1987 reserves in excess of the reserves calculated under the experience method, over a period of six years commencing in the first taxable year beginning after December 31, 1995. An institution will be able to defer recapture until up to the third taxable year after December 31, 1995 if the dollar amount of the institution's residential loan originations in each year is not less than the average dollar amount of residential loan originations originated in each of the six most recent years disregarding the years with the highest and lowest originations during such period. For purposes of this test, residential loan originations would not include refinancing and home equity loans.

     Beginning with the first taxable year beginning after December 31, 1995, savings institutions, such as the Bank, will be treated the same as commercial banks. Institutions with $500 million or more in assets will only be able to take a tax deduction when a loan is actually charged off. Institutions with less than $500 million in assets will still be permitted to make deductible bad debt additions to reserves, but only using the experience method. Management believes that there will be no material impact on earnings due to the recapture.

                                   DIVIDENDS

     The Company declared $0.325 in dividends during fiscal 1996, including an increase to a $0.10 quarterly cash dividend on June 21, 1996, payable on July 26, 1996 to stockholders of record on July 12, 1996. The Company intends to continue to pay quarterly cash dividends in the future, dependent on the results of operations and financial condition of the Bank, tax considerations, industry standards, economic conditions, general business practices and other factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, the Bank, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements.

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
GFS Bancorp, Inc.
Grinnell, Iowa

We have audited the accompanying consolidated balance sheet of GFS Bancorp, Inc. and subsidiaries as of June 30, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of GFS Bancorp, Inc. and subsidiaries as of June 30, 1995 and the related consolidated statements of income, stockholders' equity and cash flows for the years ended June 30, 1995 and 1994 were audited by other auditors whose report, dated July 19, 1995, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of GFS Bancorp, Inc. and subsidiaries as of June 30, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                Des Moines, Iowa
/s/ McGladrey & Pallen, LLP                     July 24, 1996

GFS Bancorp, Inc. AND SUBSIDIARIES

consolidated Balance Sheets
June 30, 1996 and 1995

ASSETS                                                                                    1996            1995
-----------------------------------------------------------------------------------------------------------------------
Cash and amounts due from depository institutions:

Noninterest bearing                                                                  $     222,461.00  $       99,963.00

Interest bearing                                                                         2,048,671.00       4,007,383.00

Securities available for sale (Note 2)                                                   1,672,763.00       4,526,000.00

Securities held to maturity (Note 2)                                                     1,582,188.00       1,551,800.00

Mortgage-backed securities held to maturity (Note 2)                                     3,435,254.00       3,950,389.00

Stock in Federal Home Loan Bank, at cost (approximates fair
 value) (Note 7)                                                                         1,159,000.00         832,200.00

Loans receivable, net (Notes 3 and 7)                                                   71,772,896.00      54,999,105.00

Real estate acquired in settlement of loans, net                                           226,616.00

Premises and equipment, net (Note 4)                                                       234,415.00         196,270.00

Accrued interest receivable (Note 5)                                                       439,392.00         318,250.00

Other assets                                                                               510,960.00         468,623.00
                                                                                    ------------------------------------
Total assets                                                                        $   83,304,616.00     $70,949,983.00
                                                                                    ====================================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Deposits (Note 6):

Demand                                                                              $    4,651,689.00   $   2,037,045.00

Savings and money market                                                                10,140,487.00       5,980,549.00

Certificates of deposit                                                                 38,330,207.00      38,064,351.00
                                                                                    ------------------------------------


Total deposits                                                                          53,122,383.00      46,081,945.00
                                                                                    ------------------------------------
Advances from Federal Home Loan Bank (Note 7)                                           19,317,997.00      14,577,952.00

Advances from borrowers for taxes and insurance                                            432,970.00         192,132.00

Income taxes (Note 8):

Current                                                                                     90,994.00          17,001.00

Deferred                                                                                     8,000.00          90,000.00

Dividends payable                                                                           51,460.00          40,592.00

Other liabilities                                                                          335,921.00         410,774.00
                                                                                    ------------------------------------
Total liabilities                                                                       73,359,725.00      61,410,396.00
                                                                                    ------------------------------------


COMMITMENTS AND CONTINGENCIES (NOTE 14)

STOCKHOLDERS' EQUITY (Notes 10 and 11)

Preferred stock, $.01 par value, authorized 500,000 shares, issued none

Common stock, $.01 par value, authorized 2,000,000 shares;
issued 1996 550,160 shares; 1995 549,732 shares                                              5,501.00           5,497.00

Additional paid-in capital                                                               5,138,066.00       5,075,728.00

Retained earnings, substantially restricted (Note 8)                                     5,856,546.00       5,117,067.00

Less: (Note 9)

Unearned employee stock ownership plan                                                    (259,781.00)       (325,011.00)

Unearned retention and recognition plan                                                    (32,659.00)        (71,802.00)

Treasury stock, at cost 1996 40,560 shares; 1995 8,500 shares                             (728,800.00)       (131,313.00)

Unrealized loss on securities available for sale, net (Note 2)                             (33,982.00)       (130,579.00)
                                                                                    ------------------------------------
Total stockholders' equity                                                               9,944,891.00       9,539,587.00
                                                                                    ------------------------------------
Total liabilities and stockholders' equity                                          $   83,304,616.00   $  70,949,983.00
                                                                                    ------------------------------------

See Notes to Consolidated Financial Statements.

GFS Bancorp, Inc. AND SUBSIDIARIES

consolidated Statements of Income
Years Ended June 30, 1996, 1995 and 1994

                                                                   1996            1995            1994
-------------------------------------------------------------------------------------------------------------

Interest income:

Loans receivable                                              $  5,449,941.00  $   3,968,174.00  $   3,126,298.00

Mortgage-backed securities                                         272,367.00        303,401.00        379,739.00

Other securities and interest-bearing cash accounts                522,332.00        506,547.00        507,138.00
                                                              ---------------------------------------------------

                                                                 6,244,640.00      4,778,122.00      4,013,175.00
                                                              ---------------------------------------------------

Interest expense:

Deposits (Note 6)                                                2,545,116.00      2,078,795.00      1,977,667.00

Advances from Federal Home Loan Bank                             1,174,763.00        559,007.00        250,725.00
                                                              ---------------------------------------------------

                                                                 3,719,879.00      2,637,802.00      2,228,392.00
                                                              ---------------------------------------------------

Net interest income                                              2,524,761.00      2,140,320.00      1,784,783.00

Provision for loan losses  (Note 3)                                249,000.00                           20,000.00
                                                              ---------------------------------------------------

Net interest income after provision for loan losses              2,275,761.00      2,140,320.00      1,764,783.00


Noninterest income:

Gain (loss) on sale of securities
 available for sale (Note 2)                                       (47,750.00)        36,250.00

Real estate operations                                                                10,036.00         25,258.00

Gain on sale of real estate                                                           11,388.00         34,085.00

Other                                                              186,175.00         69,876.00         54,358.00
                                                              ---------------------------------------------------

                                                                   138,425.00        127,550.00        113,701.00
                                                              ---------------------------------------------------


Noninterest expenses:

Salaries and employee benefits  (Note 9)                           791,912.00       756,480.00       585,574.00

Real estate operations                                                 214.00        11,068.00        21,881.00

Occupancy expenses                                                  73,457.00        59,124.00        50,395.00

Federal deposit insurance premiums                                 105,530.00        97,078.00        98,587.00

Data processing services                                            63,213.00        64,368.00        66,354.00

Other                                                              301,503.00       333,216.00       238,173.00
                                                               ------------------------------------------------
                                                                 1,335,829.00     1,321,334.00     1,060,964.00
                                                               ------------------------------------------------

Income before provision for income taxes
   and extraordinary item                                        1,078,357.00       946,536.00       817,520.00

Provision for income taxes  (Note 8)                               183,517.00       315,650.00       281,300.00
                                                               ------------------------------------------------

Income before extraordinary item                                   894,840.00       630,886.00       536,220.00


Extraordinary item - penalty for early extinguishment
of debt, net of $30,000 income tax benefit                                                            51,243.00
                                                               ------------------------------------------------

Net income                                                     $   894,840.00  $    630,886.00  $    484,977.00
                                                               ------------------------------------------------

Earnings per common share
 (subsequent to conversion for 1994)                           $         1.72  $          1.20  $         0.52
                                                               ===============================================

See Notes to Consolidated Financial Statements.

GFS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 1996, 1995 and 1994


                                                                      1996               1995            1994
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                        $   894,840.00    $  630,886.00  $   484,977.00

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation                                                           30,396.00        19,291.00       13,380.00

(Gain) loss on sale of securities available for sale                   47,750.00       (36,250.00)

Gain on sale of real estate                                                            (11,388.00)     (34,085.00)

Stock dividend on FHLB stock                                          (20,800.00)

ESOP and RRP expense                                                  172,161.00       184,935.00       84,237.00

Deferred loan fees, net                                                40,201.00        67,087.00       72,311.00

Provision for loan losses                                             249,000.00                        20,000.00

Deferred taxes                                                        (61,000.00)      (12,935.00)       1,000.00

Change in:

Accrued interest receivable                                          (121,142.00)      (98,714.00)     (25,332.00)

Other assets                                                            7,663.00       (21,336.00)      19,639.00

Income taxes payable                                                   73,993.00        17,001.00      (39,515.00)

Other liabilities                                                     (74,853.00)      185,521.00       53,030.00
                                                                   -------------   --------------  --------------
Net cash provided by operating activities                           1,238,209.00       924,098.00      649,642.00
                                                                   -------------   --------------  --------------

CASH FLOWS FROM INVESTING ACTIVITIES

Maturity of securities held to maturity                             1,551,800.00     1,490,000.00    1,000,000.00
Maturity of securities available for sale                             150,000.00       225,000.00
Proceeds from sales of securities



available for sale                                                   2,912,584.00        113,750.00

Purchase of securities held to maturity                             (1,582,188.00)      (994,769.00)  (1,544,798.00)

Purchase of securities available for sale                             (181,500.00)      (101,610.00)  (1,351,098.00)

Purchase of FHLB stock                                                (306,000.00)

Principal payments received on mortgage-backed
securities                                                             515,135.00        286,986.00    1,478,320.00

Net (increase) in loans outstanding                                (17,289,608.00)   (11,384,267.00)  (9,838,862.00)

Proceeds from sale of real estate                                                        234,778.00       77,710.00

Purchase of premises and equipment                                     (68,541.00)       (85,369.00)     (15,905.00)

Investment in other assets                                             (50,000.00)      (250,000.00)
                                                                   --------------    --------------  --------------
Net cash (used by) investing activities                            (14,348,318.00)   (10,465,501.00) (10,194,633.00)
                                                                   --------------    --------------  --------------

                                  (Continued)

GFS Bancorp, Inc. AND SUBSIDIARIES

consolidated Statements of Cash Flows (Continued)
Years Ended June 30, 1996, 1995 and 1994



                                                                      1996             1995            1994
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

Net increase (decrease) in deposits                               $  7,040,438.00    $  4,066,421.00   $ (1,233,292.00)

Advances from the Federal Home Loan Bank                             9,500,000.00      15,600,000.00      4,900,000.00
Repayment of advances from the Federal Home
Loan Bank                                                           (4,759,955.00)     (6,892,025.00)    (2,530,023.00)

Net increase in advances from borrowers for
taxes and insurance                                                    240,838.00          37,790.00         38,280.00

Proceeds from stock issue, net of conversion costs
and stock acquired by ESOP                                                                                4,415,240.00

Net proceeds from reissuance of treasury stock                           9,520.00

Purchase of treasury stock                                            (612,453.00)       (131,313.00)

Dividends paid                                                        (144,493.00)
                                                                   --------------------------------------------------
Net cash provided by financing activities                           11,273,895.00      12,680,873.00     5,590,205.00
                                                                   --------------------------------------------------

Net increase (decrease) in cash and

   cash equivalents                                                 (1,836,214.00)      3,139,470.00    (3,954,786.00)

CASH AND CASH EQUIVALENTS

Beginning                                                            4,107,346.00        967,876.00      4,922,662.00
                                                                   --------------------------------------------------


End                                                               $    2,271,132.00   $   4,107,346.00   $  967,876.00
                                                                  -----------------   ----------------  --------------

SUPPLEMENTAL DISCLOSURES OF CASH                           I
FLOW INFORMATION                                           N
                                                           C
Cash payments for:                                         O
                                                           M
Income taxes                                               E      $      170,523.00   $     323,000.00   $  299,734.00
                                                           T
                                                           A
                                                           X
                                                           E
                                                           S

Interest on deposits and advances from
Federal Home Loan Bank                                                 3,718,737.00       2,637,802.00    2,228,392.00

SUPPLEMENTAL SCHEDULE OF NONCASH
INVESTING AND FINANCING ACTIVITIES

Real estate acquired in settlement of loans                       $      226,616.00   $                  $


See Notes to Consolidated Financial Statements.

GFS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended June 30, 1996, 1995 and 1994


                                                                                                           Unaudited
                                                                       Common       Common                  Loss on
                                           Additional                   Stock        Stock                 Securities
                              Common        Paid-In       Retained    Acquired By  Acquired By  Treasury  Available for
                               Stock        Capital       Earnings      ESOP         RRP          Stock     Sale,Net      Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1993       $      -    $        -      $ 4,041,796  $        -   $        -   $      -  $     (7,615) $ 4,034,181
  Net income                        -             -          484,977           -            -          -           -        484,977
  Issuance of 549,732 shares
  of common stock in conversion
  (Note 11)                      5,497     5,045,663              -      (423,200)    (212,720)        -           -      4,415,240
  Amortization of ESOP and RRP
   contributions                    -             -               -        30,229       54,008         -           -         84,237
  Net change in unrealized
   loss on securities
   available for sale, net          -             -               -            -            -          -      (207,207)    (207,207)
                               -----------------------------------------------------------------------------------------------------
Balance, June 30, 1994           5,497     5,045,663       4,526,773     (392,971)    (158,712)        -      (214,822)   8,811,428
  Net income                        -             -          630,886           -            -          -           -        630,886
  Dividends on common stock
   $.075 per share                  -             -          (40,592)          -            -          -           -        (40,592)
  ESOP common stock released
   for allocation                   -         30,065              -        67,960           -          -           -         98,025
  Amortization of RRP
   contributions                    -             -               -            -        86,910         -           -         86,910
  Purchase of 8,500 shares of
   treasury stock                   -             -               -            -            -      (131,313)       -       (131,313)
  Net change in unrealized loss
   on securities available for
   sale, net (Note 2)               -             -               -            -            -          -        84,243       84,243
                               -----------------------------------------------------------------------------------------------------
Balance, June 30, 1995           5,497     5,075,728       5,117,067     (325,011)     (71,802)    (131,313)  (130,579)   9,539,587
  Net income                        -             -          894,840           -            -          -           -        894,840
  Dividends on common stock,
   $.325 per share                  -             -         (155,361)          -            -          -           -       (155,361)
  ESOP common stock released for
   allocation                       -         59,442              -        65,230           -          -           -        124,672
  Amortization of RRP
   contribution                     -             -               -            -        47,489         -           -         47,489
  Purchase of 33,012 shares of
   treasury stock                   -             -               -            -            -      (612,453)       -       (612,453)
  Treasury stock released to
   fund stock options exercised
   (952 shares) (Note 9)            -         (5,446)             -            -            -        14,966        -          9,520
  Issuance of common stock (428
   RRP shares)                       4         8,342              -            -        (8,346)        -           -             -
  Net change in unrealized less
  on securities available
   for sale, net (Note 2)           -            -                -            -            -          -        96,597       96,597
                               -----------------------------------------------------------------------------------------------------
Balance, June 30, 1996         $5,501    $ 5,138,066    $  5,856,546  $  (259,781) $   (32,699) $  (728,800) $ (33,982) $ 9,944,891
                               =====================================================================================================

See Notes to Consolidated Financial Statements.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.          Summary of Significant Accounting Policies

            Business: GFS Bancorp, Inc. (the Company) located in Grinnell, Iowa,
            --------
            owns 100% of the outstanding capital stock issued by Grinnell Federal Savings Bank (the Bank), in connection with its conversion from a federally chartered mutual institution to a federally chartered stock institution (see Note 11). The only significant assets of the Company are investment securities and stock of the Bank. Its business consists primarily of the operation of the Bank.

            The Bank provides a full range of banking services to individual and corporate customers from its office located in Grinnell, Iowa. The Bank's wholly-owned subsidiary, Grinnell Service Corporation, had no significant operations during 1996, 1995 or 1994.

            Principles of consolidation: The consolidated financial statements
            ---------------------------
            include the accounts of GFS Bancorp, Inc., Grinnell Federal Savings Bank and its wholly-owned subsidiary, Grinnell Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

            Accounting estimates and assumptions: The consolidated financial
            ------------------------------------
            statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and revenues and expenses for the period. Actual results could differ from those estimates.

            Securities: Securities which management has the intent and the
            ----------
            Company has the ability to hold to maturity are carried at cost, adjusted for purchase premiums or discounts. Purchase premiums or discounts are recognized in interest income using the interest method over the period to maturity.

            Securities to be held for indefinite periods of time, including debt securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, are classified as available for sale. Securities available for sale are carried at fair value. Unrealized gains or losses, net of the related deferred tax effect, are reported as increases or decreases in stockholders' equity. Realized gains and losses are determined using the specific identification method of specific securities sold and are included in earnings.

            Loans receivable: Loans are stated at unpaid principal balances,
            ----------------
            less the allowance for loan losses, deferred loan origination fees and discounts.

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A valuation allowance is provided for estimated losses on loans when a probable and reasonably estimable loss or decline in value occurs. Major loans are reviewed periodically to determine potential problems at an early date. The Company's experience has shown that foreclosures on loans can result in some loss. Therefore, in addition to an allowance for specific loans, the Company makes a provision for losses based in part on experience and part on prevailing market conditions. Additions to the allowance are charged to earnings. Management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


            Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

            Real estate acquired in settlement of loans: Real estate acquired in
            -------------------------------------------
            the settlement of loans, or where the loan is in-substance foreclosed, is initially recorded at the lower of fair value (less estimated costs to sell the real estate) or the loan balance. Costs relating to improvement of the property are capitalized, whereas costs relating to the holding of the property are expensed. Valuation allowances are established and adjusted periodically by management if the carrying value of the property exceeds its fair value, less estimated costs to sell the property.

            Premises and equipment: Premises and equipment are carried at cost,
            ----------------------
            less accumulated depreciation. Buildings and furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 5 to 50 years.

            Income taxes: Deferred taxes are provided on an asset and liability
            ------------
            method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss or tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amount of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

            The Company and its wholly-owned subsidiary file a consolidated federal income tax return and separate state returns.

            Earnings per share: Earnings per share for the years ended June 30,
            ------------------
            1996 and 1995 is based on the weighted average number of shares outstanding during the period, plus the shares that would be issued assuming the conversion of dilutive stock options. The weighted average number of common and common stock equivalents for the years ended June 30, 1996 and 1995 was 518,965 and 524,361 shares, respectively. The amount set forth above includes restricted stock issued in accordance with the recognition and retention plan established by the Company. In addition, in accordance with American Institute of Certified Public Accountants Accounting Standards Division Statement of Position 93-6 on "Employers Accounting for

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



            Employee Stock Ownership Plans," ESOP shares that have not been committed to be released are not considered outstanding for the purpose of computing earnings per share.

            Earnings per common share for the year ended June 30, 1994 were computed by dividing net income subsequent to the conversion date by the weighted average number of shares of common stock outstanding subsequent to the conversion. The weighted average number of shares outstanding subsequent to the conversion, for the calculation of earnings per share, was 548,682.

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


            Fair value of financial instruments: Financial Accounting Standards
            -----------------------------------
            Board (FASB) Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

            The following methods and assumptions were used by Company in estimating the fair value of its financial instruments:

   Cash and amounts due from depositing institutions: The carrying amount
   -------------------------------------------------
   reported in the consolidated balance sheets for cash approximates fair value.

   Securities: Fair values for all securities are based on quoted market prices,
   ----------
   where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

   Loans receivable, net: For variable-rate loans that reprice frequently and
   ---------------------
   that have experienced no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

   Accrued interest receivable: The fair value of accrued interest receivable
   ---------------------------
   approximates its carrying amount.

   Off-balance sheet instruments: Fair values for off-balance sheet instruments
   -----------------------------
   (guarantees, letters of credit, and lending commitments) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

   Deposits: Fair values disclosed for demand savings and money market deposits
   --------
   equal their carrying amounts, which represent the amount payable on demand. Fair values for certificates of deposit are

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

   Short-term borrowings: The fair values of all short-term borrowings
   ---------------------
   approximate their carrying amounts.

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.      Securities
Securities are summarized below:


                                                                     June 30, 1996
                                                 -------------------------------------------------------------
                                                                    Gross           Gross          Estimated
                                                  Amortized      Unrealized       Unrealized        Market
                                                    Cost            Gains          (Losses)          Value
                                                 --------------------------------------------------------------

Securities held to maturity:

U.S. agency securities                          $ 1,497,188.00  $               $   (25,313.00)  $ 1,471,875.00
Certificate of deposit                               85,000.00                                        85,000.00
                                                 --------------------------------------------------------------
                                                $ 1,582,188.00  $               $   (25,313.00)  $ 1,556,875.00
                                                 --------------------------------------------------------------

Mortgage-backed securities                      $ 3,435,254.00  $    44,597.00  $   (74,927.00)  $ 3,404,924.00
                                                 --------------------------------------------------------------

                                                                         June 30, 1996
                                                ---------------------------------------------------------------
                                                                      Gross           Gross        Estimated
                                                  Amortized        Unrealized      Unrealized        Market
                                                    Cost             Gains          (Losses)         Value
                                                ---------------------------------------------------------------
Securities available for sale:
Mutual funds                                    $   832,245.00   $               $  (75,645.00)  $   756,600.00
Corporate stock                                     895,500.00       49,500.00      (28,837.00)      916,163.00
                                                 --------------------------------------------------------------



GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                  $ 1,727,745.00  $    49,500.00  $  (104,482.00) $ 1,672,763.00
                  --------------------------------------------------------------

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                     June 30, 1995
                                               ----------------------------------------------------------
                                                                   Gross         Gross        Estimated
                                                  Amortized     Unrealized     Unrealized      Market
                                                    Cost           Gains        (Losses)        Value
                                               ----------------------------------------------------------

Securities held to maturity:

U.S. agency securities                         $1,551,800.00  $   4,121.00  $  (23,437.00)  $1,532,484.00
                                               ----------------------------------------------------------

Mortgage-backed securities                     $3,950,389.00  $  68,987.00  $  (34,966.00) $3,984,410.00
                                               ----------------------------------------------------------

                                                                     June 30, 1995
                                               ----------------------------------------------------------
                                                                   Gross         Gross        Estimated
                                                  Amortized     Unrealized     Unrealized      Market
                                                    Cost           Gains        (Losses)        Value
                                               ----------------------------------------------------------

Securities available for sale:

Municipal securities                           $1,777,939.00  $    3,510.00  $  (32,246.00) $1,749,203.00
Mutual funds                                    2,012,640.00                   (143,101.00)  1,869,539.00
Corporate stock                                   866,000.00      55,420.00     (14,162.00)    907,258.00
                                               ---------------------------------------------------------

                                               $4,656,579.00  $   58,930.00  $ (189,509.00) $4,526,000.00
                                               ----------------------------------------------------------

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The contractual maturities as of June 30, 1996 of debt securities are shown below. Maturities will differ from contractual maturities in mortgage backed securities because mortgages underlying the securities may be called or repaid without call or prepayment penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.




                                                  Securities Held to Maturity
                                                --------------------------------
                                                    Amortized      Estimated
                                                      Cost          Market
                                                                     Value
                                                --------------------------------

Due in one year or less                         $     85,000.00  $    85,000.00

Due after one year through five years              1,497,188.00    1,471,875.00
                                                --------------------------------

                                                $  1,582,188.00  $ 1,556,875.00
                                                --------------------------------

Gross realized gains and gross realized losses on sales of available for sale securities were $43,999 and $91,749, respectively, in 1996 and $36,250 and none, respectively, in 1995. There were no sales of investment securities during the fiscal year ended June 30, 1994 and therefore no realized gains or losses.

Mortgage-backed securities with a market value of approximately $3,122,000 as of June 30, 1996 were pledged as collateral to secure certain deposits.

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.      Loans Receivable
Loans receivable consisted of the following:


                                                                                           June 30,
                                                                             ------------------------------------
                                                                                     1996             1995
                                                                             ------------------------------------
Real estate mortgage loans:

Secured by one to four family residences                                     $   49,015,217.00  $  38,336,845.00

Secured by multi-family real estate                                              11,589,593.00      7,117,537.00

Secured by commercial real estate                                                 8,183,912.00      6,946,373.00

Construction loans and land loans                                                 3,720,627.00      3,222,085.00
                                                                             ------------------------------------
Total real estate mortgage loans                                                 72,509,349.00     55,622,840.00
                                                                             ------------------------------------

Consumer and other loans:

Secured by deposit accounts                                                          41,899.00         95,996.00

Automobile loans                                                                    669,000.00        412,160.00

Home improvement loans                                                                7,337.00          5,758.00

Home equity line-of-credit loans                                                    274,145.00         41,057.00

Commercial loans                                                                  1,297,422.00        560,670.00
Other loans                                                                         295,125.00        132,926.00
                                                                             ------------------------------------
Total consumer and other loans                                                    2,584,928.00      1,248,567.00
                                                                             ------------------------------------


GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Total loans                                     75,094,277.00   56,871,407.00

Less:

Allowance for loan losses                         (641,205.00)    (399,705.00)

Undisbursed portion of mortgage loans           (2,473,287.00)  (1,307,909.00)

Deferred loan fees                                (206,889.00)    (164,688.00)
                                              --------------------------------

                                              $ 71,772,896.00  $54,999,105.00
                                              --------------------------------

The Company's lending activity consists primarily of first mortgage real estate loans made to individuals and businesses in the Grinnell, Iowa area. Approximately 50.7% of the Company's real estate mortgage loans consists of loans purchased outside of the Company's primary lending area. These loans are secured by the underlying properties and are subject to the same underwriting guidelines as loans originated internally. The concentration of these out of lending area real estate mortgage loans are as follows:



                     One-to-         Multi-
                   four family       family          Commercial         Total
                ----------------------------------------------------------------
Wisconsin       $  5,198,745.00  $ 8,550,728.00  $  4,835,454.00  $18,584,927.00

Texas              1,020,780.00                                     1,020,780.00


GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Colorado            80,264.00                        464,189.00      544,453.00

Central Iowa    12,016,170.00     1,784,450.00     1,066,138.00   14,866,758.00

Other areas        737,001.00       455,287.00       569,917.00    1,762,205.00
               ----------------------------------------------------------------
               $19,052,960.00   $10,790,465.00    $6,935,698.00  $36,779,123.00
               ----------------------------------------------------------------


GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The above table includes loans purchased from a mortgage banking firm headquartered in Madison, Wisconsin. During the year ended June 30, 1996, the Company entered into an exclusive agreement with this firm in which the Company has first refusal on any real estate loans generated, including one-to-four family, multi-family, commercial real estate and land development loans secured by properties located primarily in the Madison, Wisconsin metropolitan area. The Company has sold, and anticipates that it will continue to sell, a majority participation interest in these loans to financial institutions located in Iowa and contiguous states. The Company's net investment in loans generated under this agreement as of June 30, 1996 is as follows:


                                  Under the
                                   above
                                  agreement          Others           Total
                                 -----------------------------------------------
Outstanding principal balance
of loans purchased and serviced
by the Company                   $17,528,669.00   $  825,289.00   $18,353,958.00

Partial interest sold to other
financial institutions             7,779,891.00      412,644.00     8,192,535.00
                                 -----------------------------------------------
Net investment                   $ 9,748,778.00   $  412,645.00   $10,161,423.00
                                 -----------------------------------------------

Loan customers of the Company include certain executive officers, directors, and their related interests. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at June 30, 1996 and 1995, totaled approximately $736,000 and $651,000, respectively. During the year ended June 30, 1996, new loans to this group totaled $102,000 while repayments totaled $133,000. Additional changes in loan balances represent prior balances of a new director.

Activity in the allowance for loan losses is summarized as follows:

                                              Years ended June 30,
                                  ---------------------------------------------
                                   1996             1995            1994
                                  ---------------------------------------------

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Balance, beginning of year                                 $   399,705.00  $    399,705.00  $   371,905.00
Provision charged to income                                    249,000.00                        20,000.00
Charge-offs                                                     (7,500.00)
Recoveries                                                                                        7,800.00
                                                            -----------------------------------------------

Balance, end of year                                       $   641,205.00  $    399,705.00  $   399,705.00
                                                            -----------------------------------------------


The Company has an investment of approximately $437,000 in loans secured by equipment leases which are considered impaired loans as of June 30, 1996. The allowance for loan losses contains approximately $109,000 specifically relating to this impaired loan and no cash payments have been received or interest income recorded since this investment was deemed impaired in March, 1996.

Excluding the impaired loan referred to above, impaired loans as of June 30, 1996 and 1995 totaled approximately $298,000 and $14,000, respectively. The amount of interest related to nonaccrual loans is insignificant.

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.      Premises and Equipment
Premises and equipment consisted of the following:

                                                                                        June 30,
                                                                             --------------------------------
                                                                                   1996            1995
                                                                             --------------------------------
Land                                                                         $     17,483.00  $    17,483.00
Bank building                                                                     240,256.00      263,690.00
Furniture, fixtures and equipment                                                 167,050.00      254,389.00
                                                                             -------------------------------
                                                                                  424,789.00      535,562.00
Less accumulated depreciation                                                    (190,374.00)    (339,292.00)
                                                                             -------------------------------

                                                                             $    234,415.00  $   196,270.00
                                                                             --------------------------------

5.      Accrued Interest Receivable
Accrued interest receivable consisted of the following:

                                                                                        June 30,
                                                                             --------------------------------
                                                                                   1996            1995
                                                                             --------------------------------
Securities                                                                   $     25,526.00  $    51,499.00
Loans receivable                                                                  387,643.00      236,688.00
Mortgage-backed securities                                                         26,223.00       30,063.00
                                                                             -------------------------------

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                          $    439,392.00  $   318,250.00
                                          -------------------------------

6.      Deposits

The scheduled maturities of certificate accounts are as follows as of June 30, 1996:


1997                                                       $ 23,544,313.00

1998                                                         11,278,670.00
1999                                                          2,579,819.00
2000                                                            514,526.00
2001                                                            312,879.00
Thereafter                                                      100,000.00
                                                           ---------------
                                                           $ 38,330,207.00
                                                           ---------------

Certificate of deposit accounts with balances of $100,000 and above totaled $3,812,515 and $5,346,635 at June 30, 1996 and 1995, respectively. These certificates, at June 30, 1996, have scheduled maturities of $102,853 in 3 months or less, $915,732 from 3 to 6 months, $1,085,094 from 6 to 12 months and $1,708,836 beyond 12 months.

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Interest expense on deposits is summarized as follows:


                                                                        Years ended June 30,
                                                           -----------------------------------------------
                                                                1996             1995            1994
                                                           -----------------------------------------------
NOW accounts                                               $    63,698.00  $     34,290.00  $    37,332.00
Money market deposit accounts                                  213,988.00        67,300.00       38,068.00
Passbook savings accounts                                       87,891.00        95,112.00      116,716.00
Certificates of deposit                                      2,181,293.00     1,887,548.00    1,792,108.00
                                                            -----------------------------------------------
                                                             2,546,870.00     2,084,250.00    1,984,224.00
Less penalties for early withdrawals                            (1,754.00)       (5,455.00)      (6,557.00)
                                                            -----------------------------------------------
Interest on deposits                                       $ 2,545,116.00  $  2,078,795.00  $ 1,977,667.00
                                                            -----------------------------------------------


Noninterest bearing deposit accounts approximately $1,026,000 and $555,000 as of June 30, 1996 and 1995, respectively.

7.      Advances from Federal Home Loan Bank

At June 30, 1996, advances from the Federal Home Loan Bank of Des Moines consisted of various fixed rate advances with interest rates ranging from 5.33% to 6.58%. These advances are due at various dates from October 1996 through March 2001. The advances are secured by the FHLB stock and real estate loans at least equal to 150% of the total advances outstanding. Certain advances are subject to repayment penalties. During the year ended June 30, 1996, the maximum advances outstanding at a month end were $22,748,691.

Following is a summary of future maturities of advances from the Federal Home Loan Bank of Des Moines:

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                           June 30, 1996
                                    -----------------------------
                                                      Weighted
                                     Amount             Rate
                                    -----------------------------

Year ending June 30:

1997                                $  5,356,530.00         5.68
1998                                   3,560,588.00         6.10
1999                                   1,064,943.00         5.98
2000                                      69,619.00         5.99
2001                                   8,524,639.00         6.12
Thereafter                               741,678.00         5.96
                                     ---------------

                                    $ 19,317,997.00
                                     ---------------


GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.      Income Taxes and Retained Earnings

Under existing provisions of the Internal Revenue code and similar sections of the Iowa income tax law, the Bank is allowed a special bad debt deduction which is based on a percentage of otherwise taxable income, and is net of the applicable preference tax. If the amounts that qualify as deductions for income tax purposes are used for a purpose other than to absorb bad debt losses, they will be subject to income taxes at the then corporate rate.

Retained earnings at June 30, 1996 and 1995 include approximately $1,350,000 for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad-debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad-debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred tax liability on the above amount for financial statement purposes was approximately $500,000 at June 30, 1996 and 1995.

Taxes on income are comprised as follows:



                                                                        Years ended June 30,
                                                           ------------------------------------------------
                                                                1996             1995            1994
                                                            -----------------------------------------------
Current                                                    $   244,517.00  $    328,585.00  $   280,300.00
Deferred                                                       (61,000.00)      (12,935.00)       1,000.00
                                                            -----------------------------------------------
                                                           $   183,517.00  $    315,650.00  $   281,300.00
                                                            -----------------------------------------------

Taxes on income differ from the "expected" amounts computed by applying the federal income tax rate of 34 percent to income before taxes for the following reasons:



                                   June 30,
       ----------------------------------------------------------------
            1996 1996             1995 1995              1994 1994
       ----------------------------------------------------------------

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                                 Percent              Percent                Percent
                                                 of                     of                     of
                                     Amount      Pretax     Amount    Pretax       Amount    Pretax
                                                 Income               Income                 Income

                                   -------------------------------------------------------------------
Computed "expected"

taxes on income                    $366,600.00     34.0  $321,800.00      34.0  $277,957.00      34.0

State taxes, net of federal
benefit                              31,700.00     2.90    28,600.00       3.0    27,000.00      3.30

Tax-exempt interest and
dividends                           (27,000.00)   (2.50)  (26,100.00)    (2.80)  (28,440.00)    (3.50)

Resolution of tax contingency      (137,000.00)  (12.70)

ESOP                                 20,200.00     1.90    10,200.00      1.10

Low income housing credit           (30,500.00)   (2.80)

Other                               (40,483.00)   (3.80)  (18,850.00)    (2.00)    4,783.00      0.60
                                   -------------------------------------------------------------------
     Provision for
       income taxes                $183,517.00     17.0  $315,650.00      33.3  $281,300.00      34.4
                                   -------------------------------------------------------------------


GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities that give rise to the deferred tax liability at June 30, 1996 and 1995 are as follows:



                                                                            1996            1995
                                                                      --------------------------------
Federal Home Loan Bank stock                                          $   181,700.00 $   184,100.00

Office property and equipment                                              16,900.00      10,800.00
Deferred compensation agreements                                          (54,000.00)    (52,200.00)
Loan fees deferred for financial reporting purposes                        (9,000.00)    (36,200.00)
Allowance for loan losses                                                (204,400.00)     33,400.00
ESOP and RRP plan                                                         (19,800.00)    (17,400.00)
Other                                                                      96,600.00     (32,500.00)
                                                                      --------------------------------
Deferred income tax liability                                         $     8,000.00 $    90,000.00



9.      Employee Benefits

Employee pension plan: The Bank participates in a multi-employer defined benefit
---------------------
pension plan covering substantially all employees. There was no pension expense for the years ended June 30, 1996, 1995 and 1994.

Recognition and retention plan (RRP): In conjunction with the stock conversion,
------------------------------------
the Company has established a Recognition and Retention Plan as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. Eligible officers and other key employees of the Company earn (i.e., become vested in) shares of common stock covered by the award at a rate of 25% per year starting one year from the date of the grant. Nonemployee directors vest at a rate of 33% per year. Under the RRP, 21,160 shares had been awarded to directors, officers and other key employees as

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of June 30, 1996. Expense of approximately $47,000, $87,000 and $54,000 was recorded for the RRP for the years ended June 30, 1996, 1995 and 1994, respectively.

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee stock ownership plan (ESOP): In conjunction with the stock conversion,
------------------------------------
the Company established an ESOP for eligible employees. Employees with at least 1,000 hours of annual service with the Company and who have attained age 21 are eligible to participate. The ESOP borrowed $423,200 from the Company to purchase up to 8% of the common stock issued in the conversion or 42,320 shares. Collateral for the loan is the common stock purchased by the ESOP. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over a period of seven years. The interest rate for the loan is 6%. Shares purchased by the ESOP will be held in a suspense account for allocation among participants as the loan is repaid. Expense of $124,672, $98,025 and $30,299 was recorded relative to the ESOP for the years ended June 30, 1996, 1995 and 1994, respectively.

Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan will be allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Credit for vesting purposes is given for years of service prior to the effective date of the ESOP (July 1, 1993). Prior to the completion of five years of credited service, a participant who terminates employment for reasons other than death, normal retirement, or disability will not receive any benefit under the ESOP. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment. The Company's contributions to the ESOP are not fixed, as benefits payable under the ESOP cannot be estimated.

As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share calculations. Dividends on the allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP shares as of June 30 were as follows:



                                                    1996            1995
                                              ---------------------------------
Allocated shares                                    10,559.00        3,798.00
Shares released for allocation                       6,523.00        6,761.00
Unreleased shares                                   25,238.00       31,761.00
                                              ----------------   --------------

Total ESOP shares                                   42,320.00       42,320.00
                                              ----------------   --------------

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Fair value of unreleased shares at June 30    $    511,000.00  $   492,000.00

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock option plan:  The Board of Directors of the Company has adopted the GFS
-----------------
Bancorp, Inc. 1993 Stock Option and Incentive Plan (the "Plan"). The number of options authorized under the plan is 10% of the common stock issued in the conversion (52,900 shares). Officers, directors and employees of the Company and its subsidiaries are eligible to participate in the Plan. The option exercise price must be at least 100% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. The Company's Compensation Committee has granted options for 52,900 shares to certain officers, directors and employees, primarily at an exercise price of $10 per share. The stock options are exercisable through January 5, 2004. Options for 952 shares were exercised during the year ended June 30, 1996 and no options were exercised during 1995 or 1994, leaving 51,948 options outstanding.

Salary continuation plan: The Company has a nonqualified deferred
------------------------
compensation plan for the benefit of its Chairman of the Board of Directors. The nonqualified plan provides for annual retirement benefits equal to $30,000 per year for a period of seven years, provided he meets certain employment and length of service requirements. The Company recognized plan expenses of $22,256 and $30,240 for the years ending June 30, 1996 and 1995, respectively.

Employment agreements: The Company has entered into certain employment
---------------------
agreements with key officers. Under the terms of the agreements, the employees are entitled to additional compensation in the event of a change in control of the Company and the employees are involuntarily terminated within twelve months of the change in control. A change in control is generally triggered by the acquisition or control of 10% of more of the common stock.

10.     Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) and tangible capital to adjusted assets. Management believes, as of June 30, 1996, the Bank meets all capital adequacy requirements to which it is subject.

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                   To Be Well
                                                            Minimum For         Capitalized Under
                                                         Captial Adequacy      Prompt Corrective
                                     Actual                  Purposes           Action Provisions
                             ---------------------------------------------------------------------
                                Amount      Ratio       Amount      Ratio        Amount      Ratio
                             ----------------------------------------------------------------------
                               (000's)                  (000's)                 (000's)

As of June 30, 1996:

Total capital (to risk
weighted assets)             $   8962.00       19.1  $    3744.00       8.0   $   4680.00       10.0
Tier 1 Capital (to risk
weighted assets)                 8376.00       17.9       1872.00       4.0       2808.00        6.0
Tier 1 (Core) Capital
(to average assets)              8376.00       10.2       2458.00       3.0       4096.00        5.0
Tangible capital (to
adjusted assets)                 8376.00       10.2       1229.00       1.5

As of June 30, 1995:

Total capital (to risk
weighted assets)                 7729.00       20.7       2989.00       8.0       3736.00       10.0
Tier 1 Capital (to risk
weighted assets)                 7329.00       19.6       2070.00       3.0       2241.00        6.0
Tier 1 (Core) Capital
(to average assets)              7329.00       10.6       2760.00       4.0       3450.00        5.0

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tangible capital (to
adjusted assets)                 7329.00       10.6       1035.00       1.5

The Bank is subject to certain restrictions on the amount of dividends that may be paid without prior regulatory approval.

11.  Conversion to Stock Savings Bank

On June 30, 1993, the Board of Directors of the Bank adopted a plan of conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank. Simultaneously, the Company was established to purchase all outstanding stock of the Bank. The Company's stock charter authorized 2,000,000 shares of $.01 par value common stock and 500,000 shares of $.01 par value preferred stock. A subscription of the Company's common stock was offered initially to the Bank's depositors, then to other members and directors, officers and employees of the Bank. The conversion was consummated on January 5, 1994. Proceeds of $4,415,000, which is net of conversion costs of $451,800 and $423,200 ESOP loan, were received from the sale of 549,732 common shares.

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At the time of the conversion, the Bank established a liquidation account in an amount equal to its net worth as of the date of the latest consolidated financial statements contained in the final prospectus used to sell the common stock at June 30, 1993. The liquidation account will be maintained for the benefit of depositors with deposits as of the March 31, 1993 eligibility record date, who continue to maintain their deposits in the Bank after conversion. In the event of a complete liquidation (and only in such an event), each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account in the proportionate amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made with respect to the stockholders. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict the use or application of retained earnings.

12.  Parent Company Financial Statements

Presented below are condensed financial statements for the parent company, GFS, Bancorp, Inc.:


                                           Condensed Balance Sheet
                                           June 30, 1996 and 1995

                                                                                      1996              1995
                                                                                 -------------------------------
ASSETS
Cash and cash equivalents                                                        $    277,808.00  $   401,247.00
Investment in subsidiary                                                            8,328,948.00    7,223,340.00
Securities available for sale, net                                                    916,163.00    1,382,823.00
ESOP note receivable                                                                  272,057.00      332,514.00
Other assets                                                                          280,050.00      252,000.00
                                                                                 -------------------------------
Total assets                                                                     $ 10,075,026.00  $ 9,591,924.00
                                                                                 -------------------------------

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LIABILITIES, accrued expenses                                                    $     130,135.00  $    52,337.00
                                                                                 --------------------------------

STOCKHOLDERS' EQUITY

Common stock                                                                             5,501.00        5,497.00
Additional paid-in capital                                                           5,138,066.00    5,075,728.00
Retained earnings                                                                    5,856,546.00    5,117,067.00

Less common stock acquired by:

Employee stock ownership plan                                                        (259,781.00)     (325,011.00)
Retention and recognition plan                                                        (32,659.00)      (71,802.00)
Treasury stock, at cost                                                              (728,800.00)     (131,313.00)

Net unrealized losses on investments - subsidiary                                     (47,645.00)     (134,762.00)
Net unrealized gains on investments - parent company                                   13,663.00         4,183.00
                                                                                 --------------------------------
Total stockholders' equity                                                          9,944,891.00     9,539,587.00
                                                                                 --------------------------------
Total liabilities and stockholders' equity                                       $ 10,075,026.00  $  9,591,924.00
                                                                                 --------------------------------


                                                  Condensed Statements of Income
                                             Years Ended June 30, 1996, 1995 and 1994

                                                                                      1996           1995
                                                                                 ----------------------------

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest and other income                                                        $  105,770.00  $  187,345.00
Operating expenses                                                                   97,391.00     101,739.00
                                                                                 ----------------------------
Income before equity in net income
   of subsidiary                                                                      8,379.00      85,606.00

Equity in net income of subsidiary                                                  846,330.00     573,230.00
                                                                                 ----------------------------
Income before income taxes                                                          854,709.00     658,836.00

Provision for income taxes (credits)                                                (40,131.00)     27,950.00
                                                                                 ----------------------------

Net income                                                                       $  894,840.00  $  630,886.00
                                                                                 ----------------------------

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    Condensed Statement of Cash Flows
                                 Years Ended June 30, 1996, 1995 and 1994

                                                                    1996           1995           1994
                                                                ------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                      $ 894,840.00  $  630,886.00  $  283,648.00

Adjustments to reconcile net income to net cash provided by operating activities:

Equity in net income of subsidiary                               (846,330.00)   (573,230.00)   (273,595.00)
(Gain) loss on sale of securities available for sale               11,956.00     (36,250.00)
(Increase) decrease in other assets                                21,950.00      10,000.00     (12,000.00)
Increase in other liabilities                                      59,930.00       7,782.00       4,026.00
Other                                                                             (5,897.00)
                                                                ------------------------------------------
Net cash provided by operating activities                         142,346.00      33,291.00       2,079.00
                                                                ------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of securities available for sale                        (181,500.00)   (541,299.00) (1,899,034.00)
Proceeds from maturity and sales of securities
available for sale                                                652,684.00   1,103,750.00

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investment in Bank                                                                           (2,422,153.00)
Increase in other assets                                          (50,000.00)  (250,000.00)
Payments received on ESOP debt                                     60,457.00     60,457.00       30,229.00
                                                                ------------------------------------------
Net cash provided by (used in)
   investing activities                                           481,641.00    372,908.00  (4,290,958.00)
                                                                ------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from stock issue, net of conversion
costs and stock acquired by ESOP                                                              4,415,240.00
Net proceeds from reissuance of treasury stock                      9,520.00
Purchase of treasury stock                                       (612,453.00)   (131,313.00)
Dividends paid                                                   (144,493.00)
                                                                ------------------------------------------
Net cash provided by (used in)
   financing activities                                          (747,426.00)   (131,313.00)  4,415,240.00
                                                                ------------------------------------------
Net increase (decrease) in cash and
   cash equivalents                                              (123,439.00)    274,886.00     126,361.00

CASH AND CASH EQUIVALENTS

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Beginning                                                          401,247.00      126,361.00
                                                                ---------------------------------------------
Ending                                                          $  277,808.00  $   401,247.00  $   126,361.00
                                                                ---------------------------------------------

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  Fair Values of Financial Instruments

The carrying amount and fair value of the Company's financial instruments as of June 30, 1996 are as follows:

                                                                                 Carrying
                                                                                  Amount           Fair Value
                                                                             ------------------------------------
                                                                               (nearest 000)      (nearest 000)
Financial assets:
Cash and amounts due from depository institutions                            $       2,271.00  $      2,271.00
Securities                                                                           6,690.00         6,635.00
Stock in FHLB                                                                        1,159.00         1,159.00
Loans receivable, net                                                               71,773.00        71,824.00
Accrued interest receivable                                                            439.00           439.00

Financial liabilities:

Deposits                                                                            53,122.00        53,330.00
Advances from FHLB                                                                  19,318.00        19,318.00
Off balance sheet financial instruments:
Commitments to extend credit                                                           971.00           971.00


14.  Financial Instruments With Off-Statement of Financial Condition Risk

The Company is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company uses the same credit policies in making commitments and conditional obligations as they do for on-statement of financial condition instruments. The Company requires collateral or other security to support financial instruments with credit risk.

At June 30, 1996 the Company had outstanding loan commitments totaling $620,000. The outstanding loan commitments consisted of $236,000 of fixed rate loan commitments and $384,000 of adjustable rate loan commitments. The Company had $351,000 commitments for unused lines of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts above do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but normally includes real estate and personal property.

GFS BANCORP, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  Pending Accounting Pronouncements and Regulations

Accounting Pronouncements The Financial Accounting Standards Board has approved,
-------------------------
effective for years beginning after December 15, 1995, Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, Statement No. 122, Accounting for Mortgage Servicing Rights and Statement No. 123, Accounting for Stock-Based Compensation and for transactions after December 31, 1996, Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FASB Statements No. 121, 122, 123 and 125 are not expected to have a material effect on the Company's financial statements when adopted.

Recapitalization of SAIF The proposed Balanced Budget Act of 1995, which was
------------------------
vetoed by the President, included provisions that focused on a resolution of the financial problems of the SAIF Fund, of which the Bank is a member. Under the provisions of the Budget Act, all SAIF member institutions would pay a special assessment to recapitalize the SAIF. The amount of the assessment has been estimated to be approximately 85 basis points of the SAIF-assessable deposits and would have been payable in 1996. If this 85 basis point assessment were assessed against the Bank's deposits at June 30, 1996, the assessment would be approximately $284,000, after-tax. The above described provisions of the Budget Act were not the basis for the President's veto and Congressional leaders have indicated that these provisions will be the basis for future legislation to recapitalize the SAIF. If enacted by Congress, this legislation would have the effect of reducing the Bank's capital by the after-tax cost of the special assessment.

                            STOCKHOLDER INFORMATION

Executive Offices

1025 Main Street
Grinnell, IA  50112

Annual Meeting

     The Annual Meeting of Stockholders will be held at 9:30 a.m., Grinnell, Iowa time on October 23, 1996 at the main office of Grinnell Federal Savings Bank, 1025 Main Street, Grinnell, Iowa.

Annual Report on Form 10-KSB

     A copy of GFS Bancorp, Inc.'s Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission may be obtained without charge upon written request to Steven L. Opsal, President and Chief Executive Officer, or by calling (515) 236-3121.


Registrar/Transfer Agent              Market Makers        Special Counsel

First Bankers Trust Company, N.A.     Everen Securities,   Housley, Kantarian &
1201 Broadway Suite 700               Inc.                 Bronstein,P.C.
Quincy, IL  62301                                          1220 19th Street, NW
                                                           Washington DC 20036

Howe, Barnes Investments              Herzog, Heine,       Robert W. Baird & Co.
                                      Geduld, Inc.



Stock Listing

     GFS Bancorp, Inc. common stock is traded over the counter and is listed on the NASDAQ "Small Cap" Market under the symbol "GFSB." At September 3, 1996, there were 502,600 shares of GFS Bancorp, Inc. common stock issued and outstanding and there were approximately 255 holders of record and approximately 537 beneficial holders. The price range of the common stock for each quarter of fiscal 1995 and 1996 was as follows:


                                                                DIVIDENDS
FISCAL 1995                    HIGH             LOW              DECLARED
-----------                   ------           -----           -----------
First  Quarter ............   $13.75          $12.00              $---
Second Quarter ............   $16.25          $12.625             $---
Third Quarter .............   $15.25          $14.50              $---

Fourth Quarter ............   $15.75          $14.75              $0.075

FISCAL 1996
-----------
First  Quarter ............   $19.25          $15.25              $0.075
Second Quarter ............   $20.00          $18.50              $0.075
Third Quarter .............   $20.75          $19.25              $0.075

Fourth Quarter ............   $20.75          $20.00              $0.10

The stock price information set forth in the table above was provided by the NASD, Inc. High, low and closing prices and daily trading volume are reported in most major newspapers. The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                               GFS BANCORP, INC.

           Directors                           Executive Officers

LeRoy E. Meredith                       LeRoy E. Meredith
Chairman of the Board                   Chairman of the Board
GFS Bancorp, Inc. and
Grinnell Federal                        Steven L. Opsal
Savings Bank                            President and Chief Executive
                                        Officer
Theodore Mokricky
Vice Chairman of the Board              Katherine A. Rose
Executive Director of Continuing        Senior Vice President and Chief
Care Facility                           Financial Officer

David S. Clay                           William T. Nassif
Vice President and Treasurer of         Senior Vice President and Chief
Grinnell College                        Operating Officer

Albert C. Eisenman
Retired Former President of Grinnell
Federal Savings Bank

Donald H. Howig
President of Athletic Equipment
Company

Scott A. Jensen
Optometrist and part-owner of Jensen
Optometrists

Thomas M. Groth
District Sales Representative

Steven L. Opsal
President and Chief Executive Officer
of GFS Bancorp, Inc. and Grinnell
Federal Savings Bank

Katherine A. Rose
Senior Vice President and Chief
Financial Officer of GFS Bancorp, Inc.
and Grinnell Federal Savings Bank


                         GRINNELL FEDERAL SAVINGS BANK

                               Executive Officers

LeRoy E. Meredith
Chairman of the Board

Steven L. Opsal
President and Chief Executive Officer

Katherine A. Rose
Senior Vice President, Treasurer and
Chief Financial Officer

William T. Nassif
Senior Vice President and Chief Operating Officer



--------------------------------------------------------------------------------

TABLE OF CONTENTS

--------------------------------------------------------------------------------


         President's Letter to Shareholders ........................  1
         Selected Consolidated Financial Information................  2
         Management's Discussion and Analysis of Financial
            Condition and Results of Operation......................  4
         Consolidated Financial Statements.......................... 19
         Stockholder Information.................................... 66
         Corporate Information...................................... 67