Form 10KSB40, Exhibit 13
period 1997-06-30
GFS BANCORP INC
filed 1997-09-26
CIK 912244

================================================================




















                     GFS BANCORP, INC.

                         [LOGO]



















                                              1997 ANNUAL REPORT

================================================================

A MESSAGE FROM THE PRESIDENT


Dear Fellow Stockholder:

Our balance sheet once again reflects solid growth with respect to total assets (up 10.6%), loans receivable (up 9.3%) and
deposits (up 12.1%).   More importantly, this was not simply
"growth for growth's sake", but was profitable growth. Excluding the one-time BIF/SAIF assessment paid by all thrift institutions in the September 1996 quarter, GFS Bancorp's earnings would have been another record high at $1,052,000, a 17.5% increase over last year. Even including the aforementioned assessment, the Bancorp still produced very respectable earnings of $871,000, or about the same as last year's $895,000. We were particularly pleased about the fact that $588,000 of net income was generated in the last half of the fiscal year.

Net interest income, the main driver of our earnings, increased to more than $3 million, up 20.7%. This substantial increase was fueled by a combination of record local lending volume and the continuation of our relationship with Bache Funding Corp. of Wisconsin, a mortgage banking firm headquartered in Madison. These two sources provided over $20 million for our loan portfolio and nearly $27 million in related servicing.

Other highlights for the year included another increase in our cash dividend, a 100% stock dividend, the unveiling of our Hometown Checking program, on-site banking service for residents of the Mayflower Home (a senior care facility), and securing a long term lease on property adjacent to our office which will allow for a planned expansion of our facility.

We pledge to continue our focus on earnings per share. To this end, we will strive to increase market share by providing attractive and reasonably priced banking products and services. You, our investors, can help us by using our services and recommending us to your family and friends.

As always, we are indebted to our valued customers, dedicated staff and loyal stockholders. Thank you!


                         Sincerely,

                         Steven L. Opsal
                         President

________________________________________________________________

                     TABLE OF CONTENTS
________________________________________________________________

President's Letter to Shareholders . . . . . . . . . . . . . . 1

Selected Consolidated Financial Information. . . . . . . . . . 2

Management's Discussion and Analysis of Financial
   Condition and Results of Operation. . . . . . . . . . . . . 4

Consolidated Financial Statements . . . . . . . . . . . . . . 18

Stockholder Information . . . . . . . . . . . . . . . . . . . 45

Corporate Information . . . . . . . . . . . . . . . . . . . . 46

                          GFS BANCORP, INC.
              SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                          June 30,
                                        ------------------------------------------
                                           1997    1996    1995    1994    1993
                                        ------------------------------------------
                                                        (In Thousands)
Selected Financial Condition Data:
---------------------------------
Total assets. . . . . . . . . . . . . . $92,063  $83,305  $70,950  $57,179  $51,213
Cash and cash equivalents . . . . . . .   4,643    2,271    4,107      968    4,923
Mortgage-backed securities, net . . . .   3,146    3,435    3,950    4,237    5,716
Investment securities . . . . . . . . .   3,407    3,255    6,078    6,690    5,001
FHLB stock. . . . . . . . . . . . . . .   1,159    1,159      832      832      832
Loans receivable, net . . . . . . . . .  78,475   71,773   54,999   43,682   33,898
Deposits. . . . . . . . . . . . . . . .  59,551   53,122   46,082   42,016   43,249
FHLB advances . . . . . . . . . . . . .  20,961   19,318   14,578    5,870    3,500
Stockholders' equity. . . . . . . . . .  10,537    9,945    9,540    8,811    4,042

                                                    Year Ended June 30,
                                        ------------------------------------------
                                           1997    1996    1995    1994    1993
                                        ------------------------------------------
                                        (Dollars in Thousands Except Per Share Data)
Selected Operations Data:
------------------------
Total interest income . . . . . . . . . $7,139  $ 6,245  $ 4,778  $ 4,013  $ 4,098
Total interest expense. . . . . . . . .  4,092    3,720    2,638    2,228    2,547
                                        ------  -------  -------  -------  -------
  Net interest income . . . . . . . . .  3,047    2,525    2,140    1,785    1,551
Provision (credit) for loan losses. . .    121      249      ---       20       (4)
                                        ------  -------  -------  -------  -------
  Net interest income after provision
   for losses on loans. . . . . . . . .  2,926    2,276    2,140    1,765    1,555
Non-interest income:
  Gain (loss) on sale of investments. .     (3)     (48)      36      ---      ---
  Gains on sale of real estate. . . . .      4      ---       11       34        5
  Other non-interest income . . . . . .    149      186       81       79       47
                                        ------  -------  -------  -------  -------
Total non-interest income . . . . . . .    150      138      128      113       52
Total non-interest expense. . . . . . .  1,828    1,335    1,321    1,061      856
                                        ------  -------  -------  -------  -------
  Income before income taxes. . . . . .  1,248    1,079      947      817      751
Income tax expense. . . . . . . . . . .    377      184      316      281      237
                                        ------  -------  -------  -------  -------
  Net income before accounting change .    871      895      631      536      514
Accounting change for income taxes. . .    ---      ---      ---      ---      (64)
                                        ------  -------  -------  -------  -------
  Income before extraordinary item. . .    871      895      631      536      450
Extraordinary item - penalty for early
 extinguishment of debt, net of income
 tax benefit . . . . . . . . . . . . .     ---      ---      ---       51      ---
                                        ------  -------  -------  -------  -------
  Net income . . . . . . . . . . . . .  $  871  $   895  $   631  $   485  $   450
                                        ======  =======  =======  =======  =======
Per common share data after giving
retroactive effect for the 2 for 1
stock split(1):
  Net income per common share. . . . .  $  .85  $   .86  $   .60  $   .26     N/A
  Cash dividends declared per share. .  $.2150  $ .1625  $ .0375      ---     N/A
  Dividend payout ratio  . . . . . . .     .25      .19      .06

____________
(1) Subsequent to the conversion of Grinnell Federal Savings Bank to the stock form, effective January 5, 1994.  See Notes to Consolidated Financial Statements for
    additional information regarding earnings per common share data.


                                                    Year Ended June 30,
                                        ------------------------------------------
                                           1997    1996    1995    1994    1993
                                        ------------------------------------------
Selected Financial Ratios and Other Data:
----------------------------------------
Performance Ratios:
  Return on assets (ratio of net income
  to average total assets). . . . . . . .  0.99%    1.15%    1.01%     .89%     .90%
  Interest rate spread information:
   Average during year. . . . . . . . . .  2.85     2.56     2.70     2.81     2.76
   End of year. . . . . . . . . . . . . .  2.64     2.51     2.14     2.84     2.60
  Net interest margin(1). . . . . . . . .  3.52     3.30     3.48     3.34     3.15
  Ratio of operating expense to average
   total assets . . . . . . . . . . . . .  2.07     1.72     2.10     1.91     1.66
  Return on equity (ratio of net income
   to average equity) . . . . . . . . . .  8.63     9.25     6.89     7.76    11.79

Quality Ratios:
  Non-performing assets to total assets
    at end of year(2) . . . . . . . . . .  1.00     1.15      .02      .44      .56
  Allowance for loan losses to non-
    performing loans(3) . . . . . . . . . 70.03    87.24  2857.43  1290.32  6198.40

Capital Ratios:
  Equity to total assets at end of
    year . . . . . . . . . . . . . . . .   11.45    11.94    13.45    15.41    7.89
  Average equity to average assets . . .   11.47    12.43    14.70    11.50    7.65
  Average interest-earning assets to
    average interest-bearing
    liabilities. . . . . . . . . . . . .  114.36   115.34   118.24   112.66  107.50

Number of full-service offices . . . . .       1        1        1        1       1

____________________
(1) Net interest income divided by average interest earning assets.
(2) Non-performing assets consist of non-accruing loans, accruing loans past due 90 or more days and real estate owned.
(3) Excludes real estate owned.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS

BUSINESS

     GFS Bancorp, Inc. (the "Company") was formed to be the holding company for Grinnell Federal Savings Bank ("Grinnell Federal" or the "Bank") in connection with the Bank's conversion to stock form. The Company completed its initial public offering on January 5, 1994 with the sale of 1,058,000 shares at $5.00 per share after giving retroactive effect for the 2 for 1 stock split.  The primary activity of the Company is to
act as a holding company for the Bank.   As a result, unless
otherwise noted, the following discussion relates primarily to the Bank. The primary business of savings banks, including Grinnell Federal, has historically consisted of attracting deposits from the general public and providing financing for the purchase of residential properties. The operations of the Bank are significantly affected by prevailing economic conditions as well as by government policies and regulations relating to monetary and fiscal affairs, housing and financial institutions.

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

FINANCIAL CONDITION

     June 30, 1997 compared to June 30, 1996. Total assets increased $8.8 million, or 10.6%, from $83.3 million at June 30, 1996 to $92.1 million at June 30, 1997. This increase was due primarily to increases in loans receivable, cash and cash equivalents and investment securities, which increases were partially offset by decreases in mortgage backed securities and the disposition of real estate acquired in settlement of loans.

     Cash and amounts due from depository institutions increased $2.3 million from $2.3 million at June 30, 1996 to $4.6 million
at June 30, 1997.   Investment securities increased $100,000, or
3.0%, from $3.3 million at June 30, 1996 to $3.4 million at June 30, 1997. At June 30, 1997, the investment portfolio consisted primarily of $1.5 million in U.S. agency obligations, $770,000 in mutual funds, and $1.1 million in equity securities consisting of common stocks of one bank holding company and one thrift holding company, and preferred stocks of a life insurance company, a bank holding company, two power companies and an automobile manufacturer.

     Total mortgage-backed securities decreased $290,000, or 8.5%, from $3.4 million at June 30, 1996 to $3.1 million at June 30, 1997. The decrease in mortgage-backed securities was due to repayments and prepayments.

     Net loans receivable increased $6.7 million, or 9.3%, from $71.8 million at June 30, 1996 to $78.5 million at June 30, 1997. Mortgage loans originated during fiscal 1997 totaled $11.4 million and were secured primarily by one-to-four family
dwellings in the Bank's market area.   During this period, the
Bank
also purchased $35.4 million in loans secured by real estate located primarily in the Madison, Wisconsin area, including $7.3 million of loans secured by one-to-four family dwellings, $24.3 million secured by multi-family dwellings, $3.5 million secured by commercial real estate and $316,000 secured by residential land development. Of the $35.4 million in loans purchased during the 1997 fiscal year, $26.9 million in participation interests were sold to other financial institutions with the Bank retaining the servicing.

   On October 5, 1995, the Bank entered into an exclusive agreement effective November 1, 1995 ("Agreement") with Bache Funding Corp. of Wisconsin ("Bache"), a mortgage banking firm headquartered in Madison, Wisconsin. Under the Agreement, the Bank has a right of first refusal on any real estate loans generated by Bache, including one-to-four family, multi-family, commercial real estate, and land development loans secured by properties located primarily in the Madison, Wisconsin metropolitan area. The Bank normally sells majority participation interests in these loans to financial institutions
located in Iowa and contiguous states.   Although these
purchased loans are subject to the same underwriting guidelines as loans originated, they entail a certain amount of added risk. In addition to the risks associated with the specific type of loan purchased, loans purchased outside the Bank's market carry a greater degree of risk than those loans originated by the Bank since the origination function is performed by third parties and the property is located outside the Bank's normal lending territory. The Company's net investment as of June 30, 1997 in loans generated under this Agreement totaled $13.2 million.
Such net investment reflects an outstanding principal balance of $46.4 million in loans purchased and serviced by the Company, less interests sold to other financial institutions of $33.2 million.

     Total deposits of the Bank increased by $6.4 million, or 12.1%, from $53.1 million at June 30, 1996 to $59.5 million at June 30, 1997. This increase was primarily due to growth of $1.6 million in demand and negotiable order of withdrawal accounts, $1.5 million in money market savings accounts and $3.3 million in certificates of deposit. Management believes that this increase was primarily attributable to successful marketing initiatives and competitive pricing.

     Total borrowed funds consisted of advances from the Federal Home Loan Bank ("FHLB") of Des Moines. FHLB advances increased by $1.7 million, or 8.8%, from $19.3 million at June 30, 1996 to $21.0 million at June 30, 1997. This increase in borrowing was due to the utilization of FHLB advances to partially fund the origination and purchase of loans. Management attempts to use borrowing to maintain the Bank's current spread and provide a stable source of funding for loans. During fiscal 1997, management utilized a combination of fixed-rate FHLB advances with maturities of 30 days to 3 years. At June 30, 1997, approximately 71% of borrowing carried maturities greater than one year. Although this strategy could reduce the short-term impact of an increase in interest rates, the Bank may be exposed to an increase in interest rate risk in future periods to the extent the actual repricing of assets differs from management's assumptions.

     Stockholders' equity increased $592,000 from $9.9 million at June 30, 1996 to $10.5 million at June 30, 1997. This increase was due to net income of $871,000, amortization of Recognition and Retention Plan ("RRP") awards, allocations to the Employee Stock Ownership Plan ("ESOP"), and a decrease in unrealized loss on decline in value of investments available for sale. The increase in stockholders' equity was partially offset by the Company's repurchase of 33,262 shares of its stock and the declaration of $0.215 dividends per share for the 1997 fiscal year.

RESULTS OF OPERATIONS

     The Company's results of operations depend primarily on the level of its net interest income and non-interest income and the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and interest rates earned or paid.

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1997 AND JUNE 30, 1996

     General. The Company's net income decreased by $24,000, or 2.7%, from $895,000 for fiscal 1996 to $871,000 for fiscal 1997.
As discussed in more detail below, the primary reasons for this decrease were the one time after-tax special assessment of $181,000 ($287,568 before the effect of federal and state income taxes) levied by the Federal Deposit Insurance Corporation (the "FDIC") in order to capitalize the Savings Association Insurance Fund, and increases in non-interest expense and provision for income taxes. The increase in expenses was largely offset by increases in net interest income and non-interest income and a reduction in provision for loan losses.

     Interest Income. Interest income increased by $900,000 to $7.1 million in fiscal 1997 from $6.2 million in fiscal 1996 primarily as a result of an increase in the volume of interest-earning assets and, to a lesser extent, the average rates earned on interest earning assets. The average balance of interest-earning assets increased $9.9 million, or 12.9%, to $86.5 million in fiscal 1997 from $76.6 million in fiscal 1996 primarily due to an increase in the average balances of loans resulting from increased loan originations and purchases. The average yield on interest earning assets increased from 8.16% for 1996 to 8.26% in 1997.

     Interest Expense. Interest expense increased $400,000 to $4.1 million in fiscal 1997 from $3.7 million in fiscal 1996 due primarily to an increase in the volume of interest-bearing liabilities which was partially offset by a decrease in the average rates paid on interest-bearing liabilities. The average balance of interest-bearing liabilities increased $9.2 million from $66.4 million in fiscal 1996 to $75.6 million in fiscal 1997 primarily as a result of an increase in certificates of deposit and, to a lesser extent, savings and NOW accounts, money market accounts, and FHLB advances. The average rates paid on interest-bearing liabilities decreased from 5.60% during fiscal 1996 to 5.41% during fiscal 1997.

     Net Interest Income. Net interest income increased $500,000 to $3.0 million in fiscal 1997 as compared to $2.5 million in fiscal 1996. The Company's average spread increased from 2.56% for the fiscal year ended June 30, 1996 to 2.85% for the fiscal year ended June 30, 1997 due to the increased yields on interest earning assets and a decline in rates paid on
interest costing liabilities.   Net interest margin increased
from 3.30% for the fiscal year ended June 30, 1996 to 3.52% for the fiscal year ended June 30, 1997. The ratio of average interest-earning assets to average interest-bearing liabilities decreased from 115.3% during fiscal 1996 to 114.4% during fiscal 1997.

     Provision for Loan Losses. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. A $121,000 provision for loan losses was made for fiscal 1997, as compared to $249,000 in fiscal 1996. The allowance for loan losses at June 30, 1997 increased $5,000 to $646,000 from $641,000 at June 30, 1996. This $5,000 increase reflects the net effect of the $121,000 provision for loan losses referenced above as offset by a $115,000 charge-off on equipment leases during the 1997 fiscal year.

     Management believes that the current allowance for loan losses is adequate. Non-performing assets (defined as non-accruing loans for which payments have been due and uncollected for a period in excess of 90 days plus foreclosed assets) totaled $922,000, or 1.00% of total assets at June 30, 1997 as compared to $962,000, or 1.15%at June 30, 1996. The ratio of the allowance for loan losses to non-performing assets increased from 67% of non-performing assets at June 30, 1996 to 70% of non-performing assets at June 30, 1997, due to a

$40,000 decrease in nonperforming assets coupled with the $5,000 increase in allowance for loan losses referenced above. The ratio of the allowance for loan losses to total loans was 0.8% at June 30, 1997 as compared to 0.9% at June 30, 1996. (See discussion of Asset Quality below.) Future additions to the allowance for loan losses are dependent upon the performance and composition of the loan portfolio, the economy, changes in real estate values and interest rates, the view of the regulatory authorities toward adequate reserve levels and inflation.

     Non-interest Income. Non-interest income increased by $12,000 to $150,000 in fiscal 1997 from $138,000 in fiscal 1996.

     Non-interest Expense. Non-interest expense increased by $500,000 to $1.8 million in fiscal 1997 from $1.3 million in fiscal 1996. This increase was primarily due to: (i) a one time special assessment of $287,568 ($181,000 after the effect of federal and state income taxes) levied by the FDIC in order to capitalize the Savings Association Insurance Fund, (ii) a $126,000 increase in salaries and employee benefits resulting from staff additions, fiscal year-end salary increases and increased expenses associated with higher market values of allocated ESOP shares, and (iii) an $84,000 increase in other non-interest expense.

     Income Tax Expense. Income tax expense increased by $193,000, to $377,000 in fiscal 1997 as compared to $184,000 in fiscal 1996. This increase was primarily attributable to resolution of a $137,000 tax contingency during fiscal 1996 and, to a lessor extent, the amount of income subject to income taxes.

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

     Interest Expense. Interest expense increased $1.1 million to $3.7 million in fiscal 1996 from $2.6 million in fiscal 1995 due primarily to an increase in the volume of interest-bearing liabilities and, to a lesser extent, the average rates paid on interest-bearing liabilities. The average balance of interest-bearing liabilities increased $14.4 million from $52.0 million in fiscal 1995 to $66.4 million in fiscal 1996 primarily as a result of an increase in FHLB advances and to a lesser extent NOW accounts, money market accounts, and certificate of deposit accounts. The average rates paid on interest-bearing liabilities increased from 5.07% during fiscal 1995 to 5.60% during fiscal 1996 due to an overall increase in rates paid to attract deposits.

     Net Interest Income. Net interest income increased $385,000 to $2.5 million in fiscal 1996 as compared to $2.1 million in fiscal 1995. The Company's average spread decreased from 2.70% for the fiscal year ended June 30, 1995 to 2.56% for the fiscal year ended June 30, 1996 due to the fact that rates paid on interest costing liabilities increased more than yields
on interest earning assets.   Net interest margin decreased from
3.48% for the fiscal year ended June 30, 1995 to 3.30% for the fiscal year ended June 30, 1996. The ratio of average interest-earning assets to average interest-bearing liabilities decreased to 115.3% during fiscal 1996 from 118.2% during fiscal 1995.

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

     Non-performing assets (defined as non-accruing loans for which payments have been due and uncollected for a period in excess of 90 days plus foreclosed assets) totaled $962,000 or 1.15% of total assets at June 30, 1996 as compared to $14,000 at
June 30, 1995 or .02% of total assets.   The ratio of the
allowance for loan losses to total loans was 0.9% at June 30, 1996 as compared to 0.7% at June 30, 1995.

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

ASSET QUALITY

     Total non-performing assets (defined as non-accruing loans for which payments have been due and uncollected for a period in excess of 90 days plus foreclosed assets) decreased $40,000 to $922,000, or 1.00% of total assets at June 30, 1997, from $962,000, or 1.15% of total assets at June 30, 1996. This $922,000 consisted primarily of seven loans totaling $136,000 secured by single-family homes, three loans totaling $750,000 secured by multi-family real estate located in Madison, Wisconsin, and four consumer loans totaling $36,000. All loans for which payments have been due and uncollected for a period in excess of 90 days are placed on non-accrual status.

     The decrease in non-performing assets primarily reflects the net effect of the addition of the three loans totaling $750,000 secured by multi-family real estate located in Madison, Wisconsin, the redemption of a $227,000 parcel of real estate in judgment, which had been non-performing at June 30, 1996, the settlement of a claim against a bankruptcy trustee concerning a $437,000 package of equipment leases and the return of a $286,000 single family home loan in Houston, Texas to performing status.

     In connection with the settlement of the referenced bankruptcy claim involving equipment leases, management entered into an agreement on February 5, 1997, whereby the Company is receiving a pre-determined percentage of all amounts collected up to 80% of the then outstanding balance. The balance of the equipment packages at June 30, 1997 was $165,000, reflecting payments of $157,000 and a $115,000 charge-off against the allowance for loan losses.

     In addition, at June 30, 1997, other assets of concern totaled $1.1 million and included nine loans totaling $240,000 secured by single-family residences in the Bank's local lending area, one $275,000 loan secured by a single family residence located in Houston, Texas, one $537,000 loan secured by commercial real estate located in Grinnell, Iowa, and one $56,000 commercial business loan. While these loans raise concerns as to timely collectibility, based upon information currently available, management does not anticipate any material loss on these assets.

     Assets classified pursuant to the Office of Thrift Supervision ("OTS") regulations and assets designated special mention totaled $2.0 million at June 30,1997 as compared to $2.5 million at June 30, 1996. The decrease in classified assets reflects the changes in composition of the non-performing and other assets of concern described above. At June 30, 1997, all classified assets were included in non-performing assets or other assets of concern.

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

                                                  Year Ended June 30,
                               ---------------------------------------------------------------------------------
                                             1997                        1996                     1995
                               ---------------------------------------------------------------------------------
                                 Average   Interest          Average   Interest         Average  Interest
                               Outstanding  Earned/ Yield/ Outstanding  Earned/ Yield/Outstanding Earned/ Yield/
                                Balance      Paid    Rate    Balance     Paid    Rate    Balance   Paid   Rate
                               ---------------------------------------------------------------------------------
                                                             (Dollars in Thousands)
Interest-Earning Assets:
 Interest-earning bank accounts   $ 2,955   $   90   3.05%    $ 2,641   $  122  4.61%   $ 1,320   $   58  4.39%
 Investments and other securities   3,244      211   6.50       5,078      325  6.40      6,461      384  5.94
 Mortgage-backed securities         3,256      241   7.40       3,660      272  7.44      4,074      303  7.44
 Loans receivable(1)               75,848    6,516   8.59      64,140    5,450  8.50     48,789    3,968  8.13
 FHLB stock                         1,159       81   6.99       1,046       76  7.26        832       65  7.81
                                  -------   ------           -------    ------          -------   ------
  Total interest-earning assets   $86,462   $7,139   8.26     $76,565   $6,245  8.16    $61,476   $4,778  7.77
                                  -------   ------           -------    ------          -------   ------

Interest-Bearing Liabilities:
  Passbook accounts               $ 3,731   $   98   2.63     $ 3,504   $   88  2.51    $ 3,756   $   95  2.53
  NOW accounts                      4,455      183   4.11       2,005       64  3.18      1,598       34  2.12
  Money market accounts             6,952      328   4.72       4,399      214  4.86      1,776       67  3.77
  Certificates of deposit          41,228    2,319   5.62      37,764    2,179  5.77     36,011    1,883  5.23
  FHLB advances                    19,236    1,165   6.06      18,711    1,175  6.28      8,851      559  6.32
                                  -------   ------           -------    ------          -------   ------
   Total interest-bearing
     liabilities                  $75,602   $4,093   5.41     $66,383   $3,720  5.60    $51,992   $2,638  5.07
                                  -------   ------           -------    ------          -------   ------
Net interest income                         $3,046                      $2,525                    $2,140
                                            ======                      ======                    ======
Net interest rate spread                             2.85%                       2.56%                     2.70%

Net earning assets                $10,860                    $10,182                    $ 9,484
                                  =======                    =======                    =======
Net interest margin                                  3.52%                       3.30%                     3.48%

Average interest-earning assets
 to average interest-bearing
 liabilities                                114.36%                     115.34%                   118.24%
                                            ======                      ======                    ======

__________
(1)  Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.


RATE/VOLUME ANALYSIS OF THE NET INTEREST INCOME

     The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e.,changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                   Year Ended June 30,
                                    -----------------------------------------------------
                                         1997 vs. 1996                1996 vs.1995
                                    -------------------------    ------------------------
                                      Increase                      Increase
                                     (Decrease)                    (Decrease)
                                       Due to          Total         Due to        Total
                                    -------------    Increase    -------------   Increase
                                    Volume   Rate   (Decrease)   Volume   Rate  (Decrease)
                                    ------   ----   ----------   ------   ----  ----------
Interest-earning assets:
 Interest-earning bank accounts    $   13    $(45)    $  (32)    $   61   $  3    $   64
 Investments and other securities    (119)      5       (114)       (87)    28       (59)
 Mortgage-backed securities           (30)     (1)       (31)       (31)     0       (31)
 Loans receivable                   1,009      57      1,066      1,295    187     1,482
 FHLB stock                             6      (1)         5         16     (5)       11
                                   ------    ----     ------     ------   ----    ------
   Total interest-earning assets   $  879    $ 15     $  894     $1,254   $213    $1,467
                                   ======    ====     ======     ======   ====    ======
Interest-bearing liabilities:
 Passbook accounts                      6       4         10         (6)    (1)       (7)
 NOW accounts                          96      23        119         10     20        30
 Money market accounts                121      (7)       114        123     24       147
 Certificates of deposit              196     (56)       140         95    201       296
 FHLB advances                         32     (42)       (10)       619     (3)      616
                                   ------    ----     ------     ------   ----    ------

   Total interest-bearing
     liabilities                   $  451    $(78)    $  373     $  841   $241    $1,082
                                   ======    ====     ======     ======   ====    ======
Net interest income                                   $  521                      $  385
                                                      ======                      ======


     The following table sets forth the weighted average yields on the Company's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between weighted average yields and rates for the Company at the dates indicated.

                                                            At June 30,
                                                 -----------------------------
                                                  1997       1996       1995
                                                 ------     ------     ------
Weighted average yield on:
-------------------------
 Interest-earning bank accounts                   5.21%     4.89%      5.74%
 Investment and other securities                  6.53      6.51       6.01
 Mortgage-backed securities                       7.38      7.37       7.42
 Loans receivable                                 8.41      8.23       8.15
 FHLB stock                                       7.00      7.00       7.00

Combined weighted average yield on interest-
  earning assets                                  8.14      8.03       7.78

Weighted average rate paid on:
-----------------------------
 Passbook accounts                                2.57      2.57       2.57
 NOW Accounts                                     4.29      3.93       2.10
 Money market accounts                            4.76      4.79       4.88
 Certificates of deposit                          5.73      5.87       5.84
 FHLB advances liabilities                        6.12      5.98       6.34

Combined weighted average rate paid on
  interest-bearing liabilities                    5.50      5.52       5.64

Spread                                            2.64      2.51       2.14

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

     Since the early 1980's, the Bank's asset/liability management strategy has been directed toward reducing and controlling the Bank's exposure to fluctuations in interest rates. In order to properly monitor interest rate risk, the Board of Directors in 1990 created an Asset/Liability Committee. The committee is currently composed of the Chairman of the Board, the President, two Senior Vice Presidents, and Commercial Loan Officer, which meet quarterly to review the Bank's interest rate risk position. The principal responsibilities of this Committee are to assess the Bank's asset/liability mix and recommend strategies to the Board that will enhance income while managing the Bank's vulnerability to changes in interest rates.

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

     As part of its asset/liability management strategy, the Bank has also emphasized core deposits. Consumer savings accounts, demand accounts, money market deposit accounts and NOW accounts amounted to $17.9 million, or 30% of the Bank's total deposits, as of June 30, 1997. Although at June 30, 1997 approximately 66.6% of the Bank's certificates of deposit were scheduled to mature during the next year, management believes that this reflects current consumer preference for short-term investments as a result of the current interest rate environment. Over 65.4% and 10.9% of the Bank's total certificates of deposit at June 30, 1997 had an original term of
more than one      and three years, respectively.  Based on its
experience, the Bank's certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since the Bank has established long-term banking relationships with its customers. In addition, in recent years, the Bank has increased its use of borrowings in an effort to maintain current spreads in a rising rate environment and to reduce the short-term impact of increases in interest rates.

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


     The following table sets forth the repricing dates of the Bank's interest-earning assets and interest-bearing liabilities at June 30, 1997 and the Bank's interest rate sensitivity "gap", which is defined as the amount by which assets repricing within the respective periods exceed liabilities repricing within such periods. All prepayment and liability repricing assumptions are those used by the FHLB of Des Moines at such date for the purpose of assessing the interest rate sensitivity of member thrift institutions and are set forth in detail following the table.

                                                  Maturing or Repricing
                                      ---------------------------------------------------
                                      Less than   6-12  Over 1-3 Over 3-5   Over
                                      6-Months   Months   Years    Years   5 Years  Total
                                      ---------  ------ -------- --------- -------  -----
                                                  (Dollars in Thousands)
Fixed-rate one- to four-family loans
 (including mortgage-backed
 securities)                           $ 3,017  $ 2,739 $ 8,656   $ 5,911 $ 9,768 $30,091
Adjustable-rate one- to four-family
 loans                                  10,999    9,458   3,030       747     ---  24,234
Fixed- and adjustable-rate construction
 loans, multi-family, commercial real
 estate and second mortgages            12,614    9,314     998       839   2,204  25,969
Commercial business loans                  630       95     342       103     ---   1,170
Consumer loans                             238      230     575       ---     ---   1,043
Investment securities and other          5,393      ---     ---     1,498     ---   6,891
                                       -------  ------- -------   -------  ------ -------
    Total interest-earning assets       32,891   21,836  13,601     9,098  11,972  89,398
                                       -------  ------- -------   -------  ------ -------

Money market                             8,056      ---     ---       ---     ---   8,056
Passbook accounts                          308      281     894       616   1,364   3,463
Demand and NOW accounts                  1,057      839   1,946       773     508   5,123
Certificates                            16,408   11,334  12,756     1,162     ---  41,660
FHLB advances & Other Borrowings         1,500    4,500   5,500     8,662   1,011  21,173
                                       -------  ------- -------   -------  ------ -------
   Total interest-bearing liabilities   27,329   16,954  21,096    11,213   2,883  79,475
                                       -------  ------- -------   -------  ------ -------
Interest-earning assets less interest-
  bearing liabilities                  $ 5,562  $ 4,882 $(7,495)  $(2,115) $9,089 $ 9,923
                                       =======  ======= =======   =======  ====== =======
Cumulative interest rate sensitivity
  gap                                  $ 5,562  $10,444 $ 2,949   $   834  $9,923 $ 9,923
                                       =======  ======= =======   =======  ====== =======

Cumulative interest rate gap as a
  percentage of assets                    6.14%   11.53%   3.26%     0.92%  10.96%  10.96%
                                       =======  ======= =======   =======  ====== =======

     In preparing the table above, it has been assumed, with the assumptions used by the FHLB of Des Moines at June 30, 1997, that (i) adjustable-rate mortgage loans on one- to four-family residential properties prepay at the rate of 8% per year; (ii) first mortgage loans on residential properties of five or more units and non-residential properties will prepay at the rate of 8% per year; (iii) fixed-rate construction loans, commercial loans and consumer loans are assumed to prepay at annual rate of 5%, 8% and 8%, respectively; (iv) one- to four-family fixed-rate mortgage loans and mortgage-backed securities will prepay annually as follows:

                                              Annual
                                         Prepayment Rate
                                      ---------------------
                                      15-year       30-year
                                      -------       -------
Less than 8.00%                         7.00%        6.00%
8.00% to 8.99%                         13.00        14.00
9.00% to 9.99%                         16.00        18.00
10.00% to 10.99%                       12.00        14.00
11.00% or more                         11.00        12.00


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

     The following table, as of June 30, 1997, is an analysis of the Bank's interest rate risk as measured by changes in the Bank's market value of portfolio equity ("MVPE"), the market value of total assets less the market value of total liabilities, for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits. Assumptions used in calculating the amounts in this table are FHLB assumptions.

              Change in                         At June 30, 1997
            Interest Rate      Board Limit   ----------------------
           (Basis Points)        % Change    $Change       % Change
           --------------      -----------   -------       --------
                              (Dollars in thousands)
              +300              (35)%        $(1,713)      (17.7)%
              +200              (25)          (1,013)      (10.5)
              +100              (15)            (358)       (3.7)
                 0                0              ---         ---
              -100               10              115         1.2
              -200               15              (68)       (0.7)
              -300               20             (121)       (1.2)

     As indicated in the table above, management has structured its assets and liabilities to minimize its exposure to interest rate risk. In the event of a 200 basis point change in interest rates, the Bank would experience a 0.7% decrease in MVPE in a declining rate environment and a 10.5% decrease in a rising rate environment.

     In evaluating the Bank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and
liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

LIQUIDITY AND CAPITAL RESOURCES

     The OTS requires minimum levels of liquid assets. OTS regulations presently require Grinnell Federal to maintain an average daily balance of liquid assets (United State Treasury, federal agency and other investments having maturities of five years or less) equal to at least 5.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such requirements may be changed from time to time by the OTS to reflect changing economic conditions. Such investments are intended to provide a source of relatively liquid funds upon which Grinnell Federal may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Bank has historically maintained its liquidity ratio in excess of that required. At June 30, 1997, the amount of the Bank's liquidity was $4.6 million, resulting in a liquidity ratio of 7.3%.

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

     The Company's liquidity, represented by cash and cash equivalents, is a combination of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1996 and 1997.

                                                      Year Ended June 30,
                                                      -------------------
                                                       1997         1996
                                                      ------       ------
                                                         (In Thousands)
Net income                                            $   871     $    895
Adjustments to reconcile net income to net
  cash provided by operating activities                    39          343
                                                      -------     --------
Net cash provided by operating activities                 910        1,238
Net cash provided by (used in) investing activities    (6,367)     (14,348)
Net cash provided by financing activities               7,829       11,274
                                                      -------     --------
Net increase (decrease) in cash and cash equivalents    2,372       (1,836)
Cash and cash equivalents at beginning of year          2,271        4,107
                                                      -------     --------
Cash and cash equivalents at end of year              $ 4,643     $  2,271
                                                      =======     ========

     The Company principally uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet operating expenses. At June 30, 1997, there were loans in process totaling $1.1
million, loan commitments totaling $893,000 and commitments for unused line of credit loans totaling $529,000. The Company anticipates that it will have sufficient funds available to meet current commitments.

     Certificates of deposit scheduled to mature in a year or less at June 30, 1997 totaled $27.8 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank; however, there can be no assurance that the Bank can retain all such deposits.

     Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Bank's foreseeable short- and long-term liquidity needs.

     The primary investing activities of the Company include investing in loans, mortgage-backed securities, agency bonds, Treasury Securities, corporate stocks and mutual funds. At June 30, 1997, these assets accounted for over 92% of the Company's total assets. The purchases are funded primarily from loan repayments, maturities of securities, FHLB advances and increases in deposits and net income.

     The Bank has utilized borrowing to offset reductions in other sources of funds and to assist in asset/liability management objectives. At June 30, 1997, the Bank had outstanding borrowing of $21.0 million from the FHLB of Des Moines.

CAPITAL REQUIREMENTS

     OTS regulations establish three capital requirements for savings banks. The following table sets forth Grinnell Federal's compliance with its capital requirements at June 30, 1997.

                                                      Year Ended June 30,
                                                      --------------------
                                                      Amount       Percent
                                                      ------       -------
                                                      (Dollars in Thousands)
Tangible Capital:
   Capital level                                      $8,880       9.80%
   Requirement                                         1,360       1.50
                                                      ------       ----
   Excess                                             $7,520       8.30%
                                                      ======       ====
Core Capital:
   Capital level(2)                                   $8,880       9.80%
   Requirement                                         2,719       3.00
                                                      ------       ----
   Excess                                             $6,161       6.80%
                                                      ======       ====

Fully Phased-In Risk-Based Capital:
   Capital level(3)                                   $9,526      18.31%
   Requirement                                         4,162       8.00
                                                      ------      -----
   Excess                                             $5,364      10.31%
                                                      ======      =====

_____________
(1) Tangible and core capital levels are shown as a percentage of adjusted total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) Under current regulatory capital regulations, the Bank must have: (a) core capital equal to 3% of adjusted total assets,(b) tangible capital equal to 1.5% of adjusted assets, and (c) total capital equal to 8.0% of risk-weighted assets. Risk-weighted assets are comprised of both on- and off-balance sheet items and are assigned a risk weight ranging from 0-100% based on their relative risk.

(3) Includes $646,000 of general valuation allowances.


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

EFFECT OF NEW ACCOUNTING STANDARDS

The Financial Accounting Standard Board issued in February, 1997, Statement No.128, Earnings Per Share. The Financial Accounting Standard Board has approved, effective for years beginning after December 15, 1997, Statement No. 129, Disclosure of Information About Capital Structure, Statement No. 130, Reporting Comprehensive Income and Statement No. 131, Disclosure About Segments of an Enterprise and Related Information. FASB Statements No.128, 129, 130, and 131 are expected to have no impact on the Company's financial statements when adopted. For additional information, see Note 14 of the Notes to Consolidated Financial Statements.

RECENT DEVELOPMENTS - PENDING FINANCIAL SERVICES MODERNIZATION
LEGISLATION

     Legislation currently under consideration by Congress would repeal the federal thrift charter and require federal associations like the Bank to convert to national banks two years after the enactment of the bill. The bill, in its current form, would permit federal thrifts that converted to national banks to exercise any authority which they were legally entitled to exercise immediately prior to such conversion and would not be required to divest any branches. Further, these institutions could continue to branch in any state in which they were located to the same extent as national banks. Unitary savings and loan holding companies, like the Company, could continue to exercise any powers they had prior to their subsidiary becoming a bank by operation of law as long as they did not acquire another bank. Powers of those unitary savings and loan holding companies that were grandfathered, however, could not be transferred to another company which acquires control of the unitary holding company after the effective date of the law. There can be no assurance that this legislation will be passed in its current form. At this time, the Company is unable to predict whether such legislation would significantly impact its operation.

                       DIVIDENDS

     The Company declared $0.215 in dividends during fiscal 1997, including an increase to a $0.065 quarterly cash dividend on June 20, 1997, payable on July 25, 1997 to stockholders of record on July 11, 1997. The Company intends to continue to pay quarterly cash dividends in the future, dependent on the results of operations and financial condition of the Bank, tax considerations, industry standards, economic conditions, general business practices and other factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, the Bank, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements.

                   McGLADREY & PULLEN, LLP
                   -----------------------
        Certified Public Accountants and Consultants




                 INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
GFS Bancorp, Inc.
Grinnell, Iowa

We have audited the accompanying consolidated balance sheets of GFS Bancorp, Inc. and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated balance sheet of GFS Bancorp, Inc. and subsidiaries as of June 30, 1995 and the related consolidated statements of income, stockholders' equity and cash flows for the year ended June 30, 1995 were audited by other auditors whose report, dated July 19, 1995, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basisfor our opinion.

In our opinion, the 1997 and 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of GFS Bancorp, Inc. and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Des Moines, Iowa
July 30, 1997


         Vroman, McGowen, Hurst, Clark & Smith, P.C.
         -------------------------------------------
      Certified Public Accountants and Business Advisors


                    INDEPENDENT AUDITOR'S REPORT
                    ----------------------------

Board of Directors
GFS Bancorp, Inc.
Grinnell, Iowa

We have audited the accompanying consolidated balance sheets of GFS Bancorp, Inc. and subsidiary as of June 30, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended June 30, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GFS Bancorp, Inc. and its subsidiary as of June 30, 1995 and 1994 and the consolidated results of their operations and their cash flows for the years ended June 30, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.



         /s/ Vroman, McGowen, Hurst, Clark & Smith, P.C.


Des Moines, Iowa
July 19, 1995

                              18.1

GFS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 1997 and 1996


ASSETS                                                   1997            1996
------------------------------------------------------------------------------------
Cash and amounts due from depository institutions:
   Noninterest bearing                                 $   334,287    $   222,461
Interest bearing                                         4,308,632   2,048,671
Securities available for sale (Note 2)                   1,909,490   1,672,763
Securities held to maturity (Note 2)                     1,497,785   1,582,188
Mortgage-backed securities held to maturity (Note 2)     3,145,696      3,435,254
Stock in Federal Home Loan Bank (Note 7)                 1,159,000   1,159,000
Loans receivable, net (Notes 3 and 7)                   78,474,914     71,772,896
Real estate acquired in settlement of loans, net                --        226,616
Premises and equipment, net (Note 4)                       223,236        234,415
Accrued interest receivable (Note 5)                       520,661        439,392
Other assets                                               489,552     510,960
                                                       -----------    -----------
      TOTAL ASSETS                                     $92,063,253    $83,304,616
                                                       ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits (Note 6):
  Demand                                               $ 6,273,344    $ 4,651,689
  Savings and money market                              11,617,756     10,140,487
  Certificates of deposit                               41,659,676     38,330,207
                                                       -----------    -----------
      TOTAL DEPOSITS                                    59,550,776     53,122,383
                                                       ===========    ===========

Advances from Federal Home Loan Bank (Note 7)           20,961,466     19,317,997
Advances from borrowers for taxes and insurance            713,593        432,970
Income taxes (Note 8):
  Current                                                       --         90,994
  Deferred                                                  73,500          8,000
Dividends payable                                           64,235         51,460
Other liabilities                                           162,505        335,921
                                                       -----------    -----------
      TOTAL LIABILITIES                                 81,526,075     73,359,725
                                                       -----------    -----------
COMMITMENTS AND CONTINGENCIES (NOTE 14)

STOCKHOLDERS' EQUITY (Note 10)
  Preferred stock, $.01 par value, authorized 500,000
    shares, issued none                                          -              -
  Common stock, $.01 par value, authorized
    2,000,000 shares; issued 1997 1,100,720 shares;
    1996 1,100,320 shares                                   11,007          5,501
Additional paid-in capital                               5,202,310      5,138,066
Retained earnings, substantially restricted (Note 8)     6,523,527      5,856,546
Less: (Note 9)
  Unearned employee stock ownership plan                  (197,631)      (259,781)
  Unearned recognition and retention plan                   (7,225)       (32,659)
  Treasury stock, at cost 1997 112,478 shares;
    1996 81,120 shares                                  (1,055,302)      (728,800)
  Unrealized gain (loss) on securities available
    for sale, net (Note 2)                                  60,492        (33,982)
                                                       -----------    -----------
      TOTAL STOCKHOLDERS' EQUITY                        10,537,178      9,944,891
                                                       -----------    -----------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $92,063,253    $83,304,616
                                                       ===========    ===========

See Notes to Consolidated Financial Statements.

GFS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 1997, 1996 AND 1995

                                                1997        1996        1995
------------------------------------------------------------------------------------
Interest income:
  Loans receivable                              $6,515,512  $5,449,941 $3,968,174
  Mortgage-backed securities                       241,445     272,367    303,401
  Other securities and interest-bearing
    cash accounts                                  382,413     522,332    506,547
                                                ----------  ---------- ----------
                                                 7,139,370   6,244,640  4,778,122
Interest expense:
  Deposits (Note 6)                              2,927,257   2,545,116  2,078,795
  Advances from Federal Home Loan Bank           1,165,397   1,174,763    559,007
                                                ----------  ---------- ----------
                                                 4,092,654   3,719,879  2,637,802
                                                ----------  ---------- ----------
      NET INTEREST INCOME                        3,046,716   2,524,761  2,140,320

Provision for loan losses  (Note 3)                121,000     249,000         --
                                                ----------  ---------- ----------
      NET INTEREST INCOME AFTER PROVISION
        FOR LOAN LOSSES                          2,925,716   2,275,761  2,140,320
                                                ----------  ---------- ----------

Noninterest income:
  Gain (loss) on sale of securities
    available for sale (Note 2)                     (2,525)    (47,750)    36,250
  Real estate operations                                --          --     10,036
  Gain on sale of real estate                       (3,623)         --     11,388
  Other                                            149,100     186,175     69,876
                                                ----------  ---------- ----------
                                                   150,198     138,425    127,550
                                                ----------  ---------- ----------
Noninterest expenses:
  Salaries and employee benefits (Note 9)          917,752     791,912    756,480
  Real estate operations                             4,043         214     11,068
  Occupancy expenses                                86,157      73,457     59,124
  Federal deposit insurance premiums             71,553     105,530     97,078
  Federal deposit insurance special assessment     287,568          --         --
  Data processing services                          75,094      63,213     64,368
  Other                                            385,409     301,503    333,216
                                                ----------  ---------- ----------
                                                 1,827,576   1,335,829  1,321,334
                                                ----------  ---------- ----------
      INCOME BEFORE PROVISION FOR INCOME TAXES   1,248,338   1,078,357    946,536

Provision for income taxes  (Note 8)               377,180     183,517    315,650
                                                ----------  ---------- ----------
      NET INCOME                                $  871,158  $  894,840 $  630,886
                                                ==========  ========== ==========
Earnings per common share                       $     0.85  $     0.86 $     0.60
                                                ==========  ========== ==========

See Notes to Consolidated Financial Statements.

GFS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 1997, 1996 AND 1995

                                                                             Common
                                                   Additional                 Stock
                                      Common        Paid-in      Retained   Acquired by
                                       Stock        Capital      Earnings       ESOP
------------------------------------------------------------------------------------------
Balance, June 30, 1994                $ 5,497      $5,045,663   $4,526,773  $(392,971)
  Net income                               --              --      630,886         --
  Dividends on common stock, $.15
    per share                              --              --      (40,592)        --
  ESOP common stock released for
    allocation                             --          30,065           --     67,960
  Amortization of RRP contributions        --              --           --         --
  Purchase of 17,000 shares of
    treasury stock                         --              --           --         --
  Net change in unrealized (loss) on
    securities available for sale, net
    (Note 2)                               --              --           --         --
                                      -----------------------------------------------
Balance, June 30, 1995                  5,497       5,075,728    5,117,067   (325,011)
  Net income                               --              --      894,840         --
  Dividends on common stock, $.65 per
    share                                  --              --     (155,361)        --
  ESOP common stock released for
    allocation                             --          59,442           --     65,230
  Amortization of RRP contributions        --              --           --         --
  Purchase of 66,024 shares of treasury
    stock                                  --              --           --         --
  Treasury stock reissued to fund stock
    options exercised (1,904 shares)
    (Note 9)                               --          (5,446)          --         --
  Issuance of common stock (856 RRP
    shares)                                 4           8,342           --         --
  Net change in unrealized (loss) on
    securities available for sale,
    net (Note 2)                           --              --           --         --
                                      -----------------------------------------------
Balance, June 30, 1996                  5,501       5,138,066    5,856,546   (259,781)

  Net income
  Dividends on common stock, $.215
    per share                              --              --      871,158         --
  ESOP common stock released for
    allocation                             --              --     (204,177)        --
  Amortization of RRP contributions        --          75,813           --     62,150
  Purchase of 33,262 shares of
    treasury stock                         --              --           --         --
  Treasury stock reissued to fund
    stock options exercised (1,904
    shares) (Note 9)                       --          (8,063)          --         --
  Additional shares issued in two-for-
    one stock split effected in the
    form of a stock dividend            5,502          (5,502)          --         --
  Common stock issued to fund stock
    options exercised (400 shares)
    (Note 9)                                4           1,996           --         --
  Net change in unrealized gain (loss)
    on securities available for
    sale, net (Note 2)                     --              --           --         --
                                      -----------------------------------------------
BALANCE, JUNE 30, 1997                $11,007      $5,202,310   $6,523,527  $(197,631)
                                      ===============================================

                                                               Unrealized
                                      Common                  Gain (Loss) on
                                       Stock                    Securities
                                    Acquired by   Treasury    Available for
                                        RRP        Stock       Sale, Net        Total
------------------------------------------------------------------------------------------
Balance, June 30, 1994              $(158,712)    $        --  $(214,822)  $ 8,811,428
  Net income                               --              --         --       630,886
  Dividends on common stock, $.15
    per share                              --              --         --       (40,592)
  ESOP common stock released for
    allocation                             --              --         --        98,025
  Amortization of RRP contributions    86,910              --         --        86,910
  Purchase of 17,000 shares of
    treasury stock                         --        (131,313)        --      (131,313)
  Net change in unrealized (loss) on
    securities available for sale, net
    (Note 2)                               --              --     84,243        84,243
                                     -------------------------------------------------
Balance, June 30, 1995                (71,802)       (131,313)  (130,579)    9,539,587
  Net income                               --              --         --       894,840
  Dividends on common stock, $.65 per
    share                                  --              --         --      (155,361)
  ESOP common stock released for
    allocation                             --              --         --       124,672
  Amortization of RRP contributions    47,489              --         --        47,489
  Purchase of 66,024 shares of treasury
    stock                                  --        (612,453)        --      (612,453)
  Treasury stock reissued to fund stock
    options exercised (1,904 shares)       --          14,966         --         9,520
    (Note 9)
  Issuance of common stock (856 RRP    (8,346)             --         --            --
    shares)
  Net change in unrealized (loss) on
    securities available for sale,
    net (Note 2)                           --              --     96,597        96,597
                                      ------------------------------------------------
Balance, June 30, 1996                (32,659)       (728,800)   (33,982)    9,944,891

  Net income                               --              --         --       871,158
  Dividends on common stock, $.215
    per share                              --              --         --      (204,177)
  ESOP common stock released for
    allocation                             --              --         --       137,963
  Amortization of RRP contributions    25,434              --         --        25,434
  Purchase of 33,262 shares of
    treasury stock                         --        (344,085)        --      (344,085)
  Treasury stock reissued to fund
    stock options exercised (1,904
    shares) (Note 9)                       --          17,583         --         9,520
  Additional shares issued in two-for-
    one stock split effected in the
    form of a stock dividend               --              --         --            --
  Common stock issued to fund stock
    options exercised (400 shares)
    (Note 9)                               --              --         --         2,000
  Net change in unrealized gain (loss)
    on securities available for
    sale, net (Note 2)                     --              --     94,474        94,474
                                      ------------------------------------------------
Balance, June 30, 1997                $(7,225)    $(1,055,302)   $60,492    10,537,178
                                      ================================================

See Notes to Consolidated Financial Statements.

GFS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1997, 1996 AND 1995

                                              1997          1996         1995
------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                $    871,158  $    894,840  $    630,886
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation                                  37,235        30,396        19,291
  (Gain) loss on sale of securities available
    for sale                                     2,525        47,750       (36,250)
  (Gain) on sale of real estate                 (3,624)           --       (11,388)
  Stock dividend on FHLB stock                    --       (20,800)           --
  ESOP and RRP expense                         163,397       172,161       184,935
  Deferred loan fees, net                       28,762        40,201        67,087
  Provision for loan losses                    121,000       249,000            --
  Purchases of loans for resale          (26,875,167)   (9,299,768)           --
  Proceeds from the sale of loans           26,875,167     9,299,768            --
  Deferred taxes                                14,000       (61,000)      (12,935)
Change in:
  Accrued interest receivable                  (81,269)     (121,142)      (98,714)
  Other assets                                  21,408         7,663       (21,336)
  Income taxes payable                         (90,994)       73,993        17,001
  Other liabilities                           (173,416)      (74,853)      185,521
                                          ------------   -----------    ----------
      NET CASH PROVIDED BY OPERATING
        ACTIVITIES                             910,182     1,238,209       924,098
                                          ------------   -----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Maturity of securities held to maturity         84,403     1,551,800     1,490,000
  Maturity of securities available for sale         --       150,000       225,000
  Proceeds from sales of securities
    available for sale                         147,425     2,912,584       113,750
  Purchase of securities held to maturity             --    (1,582,188)     (994,769)
  Purchase of securities available for sale   (240,703)     (181,500)     (101,610)
  Purchase of FHLB stock                            --      (306,000)           --
  Principal payments received on mortgage-
    backed securities                          289,558       515,135       286,986
  Net (increase) decrease in loans
    outstanding                              1,705,318    (3,699,752)      367,469
  Purchase of loans to be held in portfolio (8,557,098)  (13,589,856)  (11,751,736)
  Proceeds from sale of real estate            230,240            --       234,778
  Purchase of premises and equipment           (26,056)      (68,541)      (85,369)
  Investment in other assets                        --       (50,000)     (250,000)
                                          ------------   -----------    ----------
      NET CASH (USED BY) INVESTING
        ACTIVITIES                          (6,366,913)  (14,348,318)  (10,465,501)
                                          ------------   -----------    ----------

                              (Continued)

GFS BANCORP, INC. AND SUBSIDIARIES

YEARS ENDED JUNE 30, 1997, 1996 AND 1995

                                              1997          1996         1995
------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits              $  6,428,393  $ 7,040,438  $ 4,066,421
  Advances from the Federal Home Loan
    Bank                                  13,500,000    9,500,000   15,600,000
  Repayment of advances from the
    Federal Home Loan Bank               (11,856,531)  (4,759,955)  (6,892,025)
  Net increase in advances from
    borrowers for taxes and insurance        280,623      240,838       37,790
  Proceeds from the issuance of common
    stock for stock options exercised          2,000           --           --
  Net proceeds from reissuance of treasury
    stock                                      9,520        9,520           --
  Purchase of treasury stock                (344,085)    (612,453)    (131,313)
  Dividends paid                            (191,402)    (144,493)          --
                                        ------------  -----------  -----------
      NET CASH PROVIDED BY FINANCING
        ACTIVITIES                         7,828,518   11,273,895   12,680,873
                                        ------------  -----------  -----------
      NET INCREASE (DECREASE) IN CASH
        AND CASH EQUIVALENTS               2,371,787   (1,836,214)   3,139,470

CASH AND CASH EQUIVALENTS
  Beginning                                2,271,132    4,107,346      967,876
                                        ------------  -----------  -----------
  End                                   $  4,642,919  $ 2,271,132  $ 4,107,346
                                        ============  ===========  ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
  Cash payments for:
    Income taxes                        $    454,174  $   170,523  $   323,000
    Interest on deposits and advances
      from Federal Home Loan Bank          4,093,029    3,718,737    2,637,802

SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES
  Real estate acquired in settlement
    of loans                            $           --  $   226,616  $        --

See Notes to Consolidated Financial Statements.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business: GFS Bancorp, Inc. (the Company) located in Grinnell, Iowa, owns 100% of the outstanding capital stock issued by Grinnell Federal Savings Bank (the Bank). The only significant assets of the Company are investment securities and stock of the Bank. Its business consists primarily of the operation of the Bank.

The Bank provides a full range of banking services to individual and corporate customers from its office located in Grinnell, Iowa. The Bank's wholly-owned subsidiary, Grinnell Service Corporation, had no significant operations during 1997, 1996 or 1995.

Principles of consolidation: The consolidated financial statements include the accounts of GFS Bancorp, Inc., Grinnell
Federal Savings Bank and its wholly-owned subsidiary, Grinnell
Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting estimates and assumptions: The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and revenues and expenses for the period. Actual results could differ from those estimates.

Securities: Securities which management has the intent and the Company has the ability to hold to maturity are carried at cost, adjusted for purchase premiums or discounts. Purchase premiums or discounts are recognized in interest income using the interest method over the period to maturity.

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

Loans receivable: Loans are stated at unpaid principal balances, less the allowance for loan losses, deferred loan origination fees and discounts.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

A valuation allowance is provided for estimated losses on loans when a probable and reasonably estimable loss or decline in value occurs. Major loans are reviewed periodically to determine potential problems at an early date. The Company's experience has shown that foreclosures on loans can result in some loss. Therefore, in addition to an allowance for specific loans, the Company makes a provision for losses based in part on experience and part on prevailing market conditions. Additions to the allowance are charged to earnings. Although management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's desirable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all principal and interest payments due in accordance with the terms of the loan agreement.

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

Real estate acquired in settlement of loans: Real estate acquired in the settlement of loans, or where the loan is in-substance foreclosed, is initially recorded at the lower of fair value (less estimated costs to sell the real estate) or the loan balance. Costs relating to improvement of the property are capitalized, whereas costs relating to the holding of the property are expensed. Valuation allowances are established and adjusted periodically by management if the carrying value of the property exceeds its fair value, less estimated costs to sell the property.

Premises and equipment: Premises and equipment are carried at cost, less accumulated depreciation. Buildings and furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 5 to 50 years.

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss or tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amount of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company and its wholly-owned subsidiary file a consolidated federal income tax return and separate state returns.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

Earnings per share: Earnings per share for the years ended June 30, 1997, 1996 and 1995 is based on the weighted average number of shares outstanding during the period, plus the shares that would be issued assuming the conversion of dilutive stock options. The weighted average number of common and common stock equivalents for the years ended June 30, 1997, 1996 and 1995 was 1,030,266, 1,037,930 and 1,048,722 shares, respectively. The amount set forth above includes restricted stock issued in accordance with the recognition and retention plan established by the Company. In addition, in accordance with American Institute of Certified Public Accountants Accounting Standards Division Statement of Position 93-6 on "Employers Accounting for Employee Stock Ownership Plans," ESOP shares that have not been committed to be released are not considered outstanding for the purpose of computing earnings per share.

Common stock split: On April 11, 1997, the Board of Directors declared a two-for-one stock split on the Company's common stock effected in the form of a stock dividend to holders of record on April 25, 1997. Common stock issued and additional paid-in capital as of June 30, 1996 have been restated to reflect this split.

All share and per share data, including stock option information, is stated to reflect the split.

Stock option plan: In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method for financial accounting and reporting for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. However, the new standard allows compensation to continue to be measured by using the intrinsic value based method of accounting prescribed by Accounting Principle Board opinion (APB) No. 25, "Accounting for Stock Issued to Employees," but requires expanded disclosures. The Company has elected to apply the intrinsic value based method of accounting for stock options issued to employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Fair value of financial instruments: Financial Accounting Standards Board (FASB) Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and amounts due from depositing institutions: The carrying amount reported in the consolidated balance sheets for cash approximates fair value.

Securities: Fair values for all securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Stock in Federal Home Loan Bank:  The fair value of Federal Home
Loan Bank stock approximates its carrying amount.

Loans receivable, net: For variable-rate loans that reprice frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Accrued interest receivable: The fair value of accrued interest receivable approximates its carrying amount.

Off-balance sheet instruments: Fair values for off-balance sheet instruments (guarantees, letters of credit, and lending commitments) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Deposits: Fair values disclosed for demand savings and money market deposits equal their carrying amounts, which represent the amount payable on demand. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

Federal Home Loan Bank advances:  The fair values of all Federal
Home Loan Bank advances approximate their carrying amounts.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------
NOTE 2.  SECURITIES
Securities are summarized below:

                                                           June 30, 1997
                                       ----------------------------------------------------
                                                        Gross       Gross
                                        Amortized     Unrealized  Unrealized    Estimated
                                           cost         Gains     (Losses)     Market Value
                                       ----------------------------------------------------
Securities held to maturity:
  U.S. agency securities               $1,497,785      $ 3,950     $ (8,510)     $1,493,225
                                       ====================================================
  Mortgage-backed securities           $3,145,696      $67,161     $(11,387)     $3,201,470
                                       ====================================================
                                                           June 30, 1997
                                      ----------------------------------------------------
                                                        Gross       Gross
                                        Amortized     Unrealized  Unrealized    Estimated
                                           cost         Gains     (Losses)     Market Value
                                       ----------------------------------------------------
Securities available for sale:
  Mutual funds                         $  832,245     $     --    $(60,045)     $  772,200
  Corporate stocks                        986,252      152,038       1,000       1,137,290
                                       ----------------------------------------------------
                                       $1,818,497     $152,038    $(61,045)     $1,909,490
                                       ====================================================
                                                           June 30, 1996
                                       ----------------------------------------------------
                                                        Gross       Gross
                                        Amortized     Unrealized  Unrealized    Estimated
                                           cost         Gains     (Losses)     Market Value
                                       ----------------------------------------------------
Securities held to maturity:
  U.S. agency securities               $1,497,188      $    --     $(25,313)    $1,471,875
  Certificate of deposit                   85,000           --           --         85,000
                                       ----------------------------------------------------
                                       $1,582,188      $    --     $(25,313)    $1,556,875
  Mortgage-backed securities           $3,435,254      $44,597     $(74,927)    $3,404,924
                                       ====================================================

                                                           June 30, 1996
                                       ----------------------------------------------------
                                                        Gross       Gross
                                        Amortized     Unrealized  Unrealized    Estimated
                                           cost         Gains     (Losses)     Market Value
                                       ----------------------------------------------------
Securities available for sale:
  Mutual funds                         $  832,245     $     --    $ (75,645)    $  756,600
  Corporate stocks                        895,500       49,500      (28,837)       916,163
                                       ----------------------------------------------------
                                       $1,727,745     $ 49,500    $(104,482)    $1,672,763
                                       ====================================================


GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

The contractual maturities as of June 30, 1997 of debt securities are shown below. Maturities will differ from contractual maturities in mortgage backed securities because mortgages underlying the securities may be called or prepaid without call or prepayment penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

                                                 Securities Held to Maturity
                                           ----------------------------------------
                                                                        Weighted
                                           Amortized     Estimated       Average
                                            Cost       Market Value   Interest Rate
                                           ----------------------------------------
Due in one year or less                    $       --   $       --         --
Due after one year through five years       1,497,785    1,493,225        6.326%
                                           -----------------------
                                           $1,497,785   $1,493,225
                                           =======================

Gross realized gains and gross realized losses on sales of available for sale securities were none and $2,525, respectively, in 1997; $43,999 and $91,749, respectively, in 1996 and $36,250 and none, respectively, in 1995.

Mortgage-backed securities with a market value of approximately
$2,874,000 and U.S. agency securities with a market value of approximately $992,000 as of June 30, 1997 were pledged as collateral to secure certain deposits.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------
NOTE 3.  LOANS RECEIVABLE
Loans receivable consisted of the following:

                                                        June 30,
                                                 -------------------------
                                                    1997          1996
                                                 -------------------------
Real estate mortgage loans:
  Secured by one to four family residences       $53,390,705   $49,015,217
  Secured by multi-family real estate             11,345,547    11,589,593
  Secured by commercial real estate                8,786,447     8,183,912
  Construction loans and land loans                4,311,310     3,720,627
                                                 -----------   -----------
      TOTAL REAL ESTATE MORTGAGE LOANS            77,834,009    72,509,349
                                                 -----------   -----------
Consumer and other loans:
  Secured by deposit accounts                         56,212        41,899
  Automobile loans                                   751,828       669,000
  Home improvement loans                              12,411         7,337
  Home equity line-of-credit loans                   419,396       274,145
  Commercial loans                                 1,169,353     1,297,422
  Other loans                                        259,714       295,125
                                                 -----------   -----------
      TOTAL CONSUMER AND OTHER LOANS               2,668,914     2,584,928
                                                 -----------   -----------
      TOTAL LOANS                                 80,502,923    75,094,277
Less:
  Allowance for loan losses                         (645,757)     (641,205)
  Undisbursed portion of mortgage loans           (1,146,601)   (2,473,287)
  Deferred loan fees                                (235,651)     (206,889)
                                                 -----------   -----------
                                                 $78,474,914   $71,772,896
                                                 ===========   ===========

The Company's lending activity consists primarily of first mortgage real estate loans made to individuals and businesses in the Grinnell, Iowa area. Approximately 47% of the Company's real estate mortgage loans consists of loans purchased outside of the Company's primary lending area. These loans are secured by the underlying properties and are subject to the same underwriting guidelines as loans originated internally. The concentration of these out of lending area real estate mortgage loans are as follows:

                    One-to-four    Multi-               Construction
                      Family       Family   Commercial    and Land       Total
                    -------------------------------------------------------------
Wisconsin          $ 5,132,734    $6,977,162 $4,922,628   $2,672,053   $19,704,577
Texas                  959,183            --         --           --       959,183
Colorado             68,729            --    372,283           --       441,012
Central Iowa    10,073,846     2,510,012  1,160,962       46,250    13,791,070
Other areas              655,616       437,879    538,180      189,000     1,820,675
                   -----------    ---------- ----------   ----------   -----------
                   $16,890,108    $9,925,053 $6,994,053   $2,907,303   $36,716,517
                   ===========    ========== ==========   ==========   ===========


GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

The above table includes loans purchased from a mortgage banking firm headquartered in Madison, Wisconsin. The Company has an exclusive agreement with this firm in which the Company has first refusal on any real estate loans generated, including one-to-four family, multi-family, commercial real estate and land development loans secured by properties located primarily in the Madison, Wisconsin metropolitan area. The Company has sold, and anticipates that it will continue to sell, a majority participation interest in these loans to financial institutions located in Iowa and contiguous states. The Company's net investment in loans generated under this agreement as of June 30, 1997 and 1996 is as follows:

                                                          1997
                                          ---------------------------------
                                          UNDER THE
                                            ABOVE
                                          AGREEMENT      OTHERS      TOTAL
                                          ---------------------------------
Outstanding principal balance of loans
  purchased and serviced by the Company   $46,407,544   $853,564  $47,261,108
Partial interest sold to other financial
  institutions                             33,222,126    443,032   33,665,158
                                          -----------------------------------
NET INVESTMENT                            $13,185,418   $410,532  $13,595,950
                                          ===================================

                                                          1996
                                          ---------------------------------
                                          UNDER THE
                                            ABOVE
                                          AGREEMENT      OTHERS      TOTAL
                                          ---------------------------------
Outstanding principal balance of loans
  purchased and serviced by the Company   $17,528,669   $825,289  $18,353,958
Partial interest sold to other financial
  institutions                              7,779,891    412,644    8,192,535
                                          -----------------------------------
NET INVESTMENT                            $ 9,748,778   $412,645  $10,161,423
                                          ===================================

Loan customers of the Company include certain executive officers, directors, and their related interests. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at June 30, 1997 and 1996 totaled approximately $710,000 and $736,000, respectively. During the years ended June 30, 1997 and 1996, new loans to this group totaled approximately $74,000 while repayments totaled approximately $100,000.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

Activity in the allowance for loan losses is summarized as follows:

                                             Years ended June 30,
                                   ------------------------------------
                                      1997           1996       1995
                                   ------------------------------------
Balance, beginning of year         $ 641,205     $399,705     $399,705
Provision charged to income          121,000      249,000           --
Charge-offs                           (116,448)      (7,500)          --
Recoveries                                --           --           --
                                   ---------     --------     --------
Balance, end of year               $ 645,757     $641,205     $399,705
                                   =========     ========     ========

Impaired loans as of June 30, 1997 and 1996 totaled approximately $922,000 and $735,000, respectively. The total allowance for loan losses specifically related to these loans was none and $109,000 on June 30, 1997 and 1996, respectively. Interest income on impaired loans of $33,567 and none was recognized for cash payments received for the years ended June 30, 1997 and 1996, respectively.

NOTE 4.  PREMISES AND EQUIPMENT
Premises and equipment consisted of the following:

                                                        June 30,
                                                 -------------------------
                                                    1997          1996
                                                 -------------------------
Land                                             $  17,483     $  17,483
Bank building                                      240,256       240,256
Furniture, fixtures and equipment                  193,106       167,050
                                                 ------------------------
                                                   450,845       424,789
Less accumulated depreciation                     (227,609)     (190,374)
                                                 ------------------------
                                                 $ 223,236     $ 234,415
                                                 ========================

NOTE 5.  ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consisted of the following:

                                                        June 30,
                                                 -----------------------
                                                    1997          1996
                                                 -----------------------
Securities                                        $ 21,207     $ 25,526
Loans receivable                                   475,814      387,643
Mortgage-backed securities                         23,640       26,223
                                                  ----------------------
                                                  $520,661     $439,392
                                                  ======================


GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

NOTE 6.  DEPOSITS
The scheduled maturities of certificate accounts are as follows as of June 30, 1997:

1998                          $27,758,883
1999                           10,808,313
2000                            1,930,865
2001                              292,592
2002                              626,216
Thereafter                        242,807
                              -----------
                              $41,659,676
                              ===========
Certificate of deposit accounts with balances of $100,000 and above totaled $6,501,687 and $3,812,515 at June 30, 1997 and
1996, respectively. These certificates, at June 30, 1997, have scheduled maturities of $501,063 in 3 months or less, $2,728,373 from 3 to 6 months, $1,318,771 from 6 to 12 months and
$1,953,480 beyond 12 months.

Interest expense on deposits is summarized as follows:

                                                 Years ended June 30,
                                       ------------------------------------
                                           1997           1996       1995
                                       ------------------------------------

NOW accounts                           $  183,150   $   63,698    $   34,290
Money market deposit accounts             327,749      213,988        67,300
Passbook savings accounts                  97,510       87,891        95,112
Certificates of deposit                 2,324,016    2,181,293     1,887,548
                                       ----------   ----------    ----------
                                        2,932,425    2,546,870     2,084,250
Less penalties for early withdrawals       (5,168)      (1,754)       (5,455)
                                       ----------   ----------    ----------
      INTEREST ON DEPOSITS             $2,927,257   $2,545,116    $2,078,795
                                       ==========   ==========    ==========

Noninterest bearing deposit accounts were approximately
$1,349,000 and $1,026,000 as of June 30, 1997 and 1996,
respectively.

NOTE 7.  ADVANCES FROM FEDERAL HOME LOAN BANK

At June 30, 1997, advances from the Federal Home Loan Bank of Des Moines consisted of various fixed rate advances with interest rates ranging from 5.33% to 6.74%. These advances are due at various dates from August 1997 through November 2008. The advances are secured by the FHLB stock and real estate loans at least equal to 150% of the total advances outstanding. Certain advances are subject to repayment penalties. During the year ended June 30, 1997, the maximum advances outstanding at a month end were $20,961,466.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

Following is a summary of future maturities of advances from the Federal Home Loan Bank of Des Moines:

                                        June 30, 1997
                                     ---------------------
                                                  Weighted
                                     Amount         Rate
                                     ---------------------
Year ending June 30:
    1998                             $ 6,060,588   6.04%
    1999                               1,064,943   5.98
    2000                               4,569,619   6.35
    2001                               8,524,639   6.12
    2002                                  80,031   5.98
    Thereafter                           661,646   5.98
                                     -----------
                                     $20,961,466
                                     ===========

NOTE 8.  INCOME TAXES AND RETAINED EARNINGS

Under the Internal Revenue Code and similar sections of Iowa law, the Bank was allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. Through June 30, 1996, the provisions of the Code permitted the Bank to deduct from taxable income an allowance for bad debts based on 8% of taxable income before such deduction or actual loss experience. The Bank used the percentage of taxable income method to compute its deductions for the years ended June 30, 1996 and 1995. Legislation passed in 1996 eliminated the percentage of taxable income method as an option for computing bad debt deductions for the year ended June 30, 1997 and in all future years. The Bank will still be permitted to take deductions for bad debts, but will be required to compute such deductions using an experience method.

The Bank will also have to recapture its tax bad debt reserves which have accumulated since June 30, 1988 amounting to approximately $89,000. The tax associated with the recaptured reserves is approximately $33,000 and will be paid over a six year period beginning June 30, 1997. Deferred income taxes have been previously established for the taxes associated with the recaptured reserves.

Retained earnings at June 30, 1997 and 1996 include approximately $1,350,000 for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred tax liability on the above amount for financial statement purposes was approximately $500,000 at June 30, 1997 and 1996.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------
Taxes on income are comprised as follows:

                                          Years ended June 30,
                                    --------------------------------
                                      1997       1996       1995
                                    --------------------------------
Current                             $363,180    $244,517   $328,585
Deferred                              14,000     (61,000)   (12,935)
                                    --------------------------------
                                    $377,180    $183,517   $315,650
                                    ================================

Taxes on income differ from the "expected" amounts computed by applying the federal income tax rate of 34 percent to income before taxes for the following reasons:

                                                    June 30,
                            -----------------------------------------------------------
                                   1997               1996                1995
                            -----------------------------------------------------------
                                     PERCENT             PERCENT              PERCENT
                                    OF PRETAX            OF PRETAX           OF PRETAX
                            AMOUNT   INCOME      AMOUNT   INCOME     AMOUNT    INCOME
                            -----------------------------------------------------------
Computed "expected"
  taxes on income           $424,400  34.0%    $366,600   34.0%     $321,800   34.0%
State taxes, net of federal
  benefit                     32,500   2.6       31,700    2.9        28,600    3.0
Tax-exempt interest and
  dividends                    (15,200) (1.2)     (27,000)  (2.5)      (261,00)  (2.8)
Resolution of tax
  contingency                     --    --     (137,000) (12.7)           --     --
ESOP                          25,800   2.1       20,200    1.9        10,200    1.1
Low income housing credit    (42,100) (3.4)     (30,500)  (2.8)           --     --
Other                        (48,220) (3.9)     (40,483)  (3.8)      (18,850)  (2.0)
                            -----------------------------------------------------------
     PROVISION FOR
       INCOME TAXES         $377,180  30.2     $183,517   17.0      $315,650   33.3
                            ===========================================================

Temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities that give rise to the deferred tax liability at June 30, 1997 and 1996 are as follows:

                                                        June 30,
                                                 -----------------------
                                                    1997          1996
                                                 -----------------------
Federal Home Loan Bank stock                     $ 181,700     $ 181,700
Premises and equipment                              21,600        16,900
Deferred compensation agreements                   (45,700)      (54,000)
Loan fees deferred for financial reporting
  purposes                                          (6,700)       (9,000)
Allowance for loan losses                         (211,600)     (204,400)
ESOP and RRP plan                                  (15,000)      (19,800)
Other                                              149,200        96,600
                                                 -----------------------
     DEFERRED INCOME TAX LIABILITY               $  73,500     $   8,000
                                                 =======================


GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

NOTE 9.  EMPLOYEE BENEFITS

Employee pension plan: The Bank participates in a multi-employer defined benefit pension plan covering substantially all employees. There was no pension expense for the years ended June
30, 1997, 1996 and 1995.

Recognition and retention plan (RRP): The Company has established a Recognition and Retention Plan as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. Eligible officers and other key employees of the Company earn (i.e., become vested in) shares of common stock covered by the award at a rate of 25% per year starting one year from the date of the grant. Nonemployee directors vest at a rate of 33% per year. Under the RRP, 42,320 shares had been awarded to directors, officers and other key employees as of June 30, 1997. Expense of approximately $25,000, $47,000 and $87,000 was recorded for the RRP for the years ended June 30, 1997, 1996 and 1995, respectively.

Employee stock ownership plan (ESOP): In conjunction with the stock conversion, the Company established an ESOP for eligible employees. Employees with at least 1,000 hours of annual service with the Company and who have attained age 21 are eligible to participate. The ESOP borrowed $423,200 from the Company to purchase up to 8% of the common stock issued in the conversion or 84,640 shares. Collateral for the loan is the common stock purchased by the ESOP. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over a period of seven years. The interest rate for the loan is 6%. Shares purchased by the ESOP will be held in a suspense account for allocation among participants as the loan is repaid. Expense of $137,963, $124,672 and $98,025 was recorded relative to the ESOP for the years ended June 30, 1997, 1996 and 1995, respectively.

Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan will be allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Credit for vesting purposes is given for years of service prior to the effective date of the ESOP (July 1, 1993). Prior to the completion of five years of credited service, a participant who terminates employment for reasons other than death, normal retirement, or disability will not receive any benefit under the ESOP. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment. The Company's contributions to the ESOP are not fixed, as benefits payable under the ESOP cannot be estimated.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

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

                                                    1997          1996
                                                 -----------------------
Allocated shares                                   34,164       21,118
Shares released for allocation                     12,430       13,046
Unreleased shares`                                 38,046       50,476
                                                 -----------------------
     TOTAL ESOP SHARES                             84,640       84,640
                                                 =======================
Fair value of unreleased shares at June 30       $516,000     $511,000

1993 stock option plan: The Board of Directors of the Company has adopted the GFS Bancorp, Inc. 1993 Stock Option and Incentive Plan (the "Plan"). The number of options authorized under the Plan is 10% of the common stock issued in the conversion (105,800 shares). Officers, directors and employees of the Company and its subsidiaries are eligible to participate in the Plan. The option exercise price must be at least 100% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. The Company's Compensation Committee has granted options for 105,800 shares to certain officers, directors and employees, primarily at an exercise price of $5 per share. The stock options are exercisable through January 5, 2004. Options for 2,304 and 1,904 shares were exercised during the years ended June 30, 1997 and 1996 and no options were exercised during 1995, leaving 101,592 options outstanding.

1997 stock option plan: The Board of Directors of the Company has adopted the GFS Bancorp, Inc. 1997 Stock Option and Incentive Plan (the "Plan"). The number of options authorized under the Plan is 10% of the common stock issued and outstanding on the plan date (98,870 shares). Officers, directors and employees of the Company and its subsidiaries are eligible to participate in the Plan. The option exercise price must be at least 50% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. The Company's Compensation Committee has granted options for 61,920 shares to certain officers and directors, at an exercise price of $10.4375 pershare, the market value at the date of the grant. The stock options are exercisable through February 19, 2007.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------
The table below reflects option activity for the period indicated:

                                                 Year Ended
                                               June 30, 1997
                                               -------------
Balance at beginning of period                      --
Granted                                           61,920
Exercised                                             --
                                                 -------
Balance at end of period                          62,920
                                                 =======
Weighted average fair value per option of
  options granted during the year                $  3.60
                                                 =======

Options exercisable                               61,920
                                                 =======
Remaining shares available for grant              36,950
                                                 =======
Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), the approximate June 30, 1997 reported net income and earnings per common share would have been decreased to the pro forma amounts shown below. The June 30, 1996 and June 30, 1995 amounts for net income and earnings per common share would not have been affected since the Plan was adopted during the year ending June 30, 1997.
                                               June 30, 1997
                                               -------------
Net income:
   As reported                                  $871,158
   Pro forma                                     730,905

Earnings per common share:
   As reported                                  $    .85
   Proforma                                            .71

The fair value of the options is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend rate of 2.05%, price volatility of 25%, risk-free interest rate of 6.36% and expected lives of 8 years.

Salary continuation plan: The Company has a nonqualified deferred compensation plan for the benefit of its Chairman of the Board of Directors. The nonqualified plan provides for annual retirement benefits equal to $30,000 per year for a period of seven years, provided he meets certain employment and length of service requirements. The Company recognized plan expenses of $33,945, $22,256 and $30,240 for the years ending June 30, 1997, 1996 and 1995, respectively.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

Employment agreements: The Company has entered into certain employment agreements with key officers. Under the terms of the agreements, the employees are entitled to additional compensation in the event of a change in control of the Company and the employees are involuntarily terminated within twelve months of the change in control. A change in control is generally triggered by the acquisition or control of 10% of more of the common stock.

NOTE 10.  REGULATORY CAPITAL REQUIREMENTS

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) and tangible capital to adjusted assets. Management believes, as of June 30, 1997, the Bank meets all capital adequacy requirements to which it is subject.

The Bank's actual capital amounts and ratios are also presented in the table.

                                                                   To Be Well Capitalized
                                                                        Under Prompt
                                               Minimum for Capital   Corrective Action
                                 Actual         Adequacy Purposes        Provisions
                            -------------------------------------------------------------
                            Amount    Ratio      Amount   Ratio       Amount    Ratio
                            -------------------------------------------------------------
                            (000's)             (000's)               (000's)
As of June 30, 1997:
  Total capital (to risk
    weighted assets)        $9,526    18.3%     $4,162    8.0%        $5,203    10.0%
  Tier 1 Capital (to risk
    weighted assets)         8,880    17.1       2,081    4.0          3,122     6.0
  Tier 1 (Core) Capital
    (to average assets)      8,880     9.8       2,719    3.0          4,532     5.0
  Tangible capital (to
    adjusted assets)         8,880     9.8       1,360    1.5             --      --
As of June 30, 1996:
  Total capital (to risk
    weighted assets)        $8,962    19.1      $3,744    8.0         $4,680    10.0
  Tier 1 Capital (to risk
    weighted assets)         8,376    17.9       1,872    4.0          2,808     6.0
  Tier 1 (Core) Capital
    (to average assets)      8,376    10.2       2,458    3.0          4,096     5.0
  Tangible capital (to
    adjusted assets)         8,376    10.2       1,229    1.5             --      --


GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------
The Bank is subject to certain restrictions on the amount of dividends that may be paid without prior regulatory approval.

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

NOTE 11. PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company, GFS, Bancorp, Inc.:

                  CONDENSED BALANCE SHEET
                  JUNE 30, 1997 AND 1996

                                                    1997          1996
                                                 -----------------------
ASSETS
  Cash and cash equivalents                     $   142,924    $   277,808
  Investment in subsidiary                        8,842,775      8,328,948
  Securities available for sale, net              1,137,290        916,163
  ESOP note receivable                              211,600        272,057
  Other assets                                      255,969        280,050
                                                --------------------------
      TOTAL ASSETS                              $10,590,558    $10,075,026
                                                ==========================

LIABILITIES, accrued expenses                   $    53,380    $   130,135
                                                --------------------------
STOCKHOLDERS' EQUITY
  Common stock                                       11,007          5,501
  Additional paid-in capital                      5,202,310      5,138,066
  Retained earnings                               6,523,527      5,856,546
  Less common stock acquired by:
    Employee stock ownership plan                  (197,631)      (259,781)
    Recognition and retention plan                   (7,225)       (32,659)
  Treasury stock, at cost                        (1,055,302)      (728,800)
  Net unrealized losses on investments -
    subsidiary                                      (37,545)       (47,645)
  Net unrealized gains on investments -
    parent company                                   98,037         13,663
                                                --------------------------
      TOTAL STOCKHOLDERS' EQUITY                 10,537,178      9,944,891
                                                --------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS'
        EQUITY                                  $10,590,558    $10,075,026
                                                ==========================


GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

                 Condensed Statements of Income
            Years Ended June 30, 1997, 1996 and 1995

                                         1997       1996       1995
                                      ---------------------------------
Interest and other income             $ 80,059     $105,770   $187,345
Operating expenses                     121,551       97,391    101,739
                                      ---------------------------------
    INCOME (LOSS) BEFORE EQUITY IN
     NET INCOME OF SUBSIDIARY              (41,492)       8,379     85,606

Equity in net income of subsidiary     840,330      846,330    573,230
                                      ---------------------------------
    INCOME BEFORE INCOME TAXES         798,838      854,709    658,836

Provision for income taxes (credits)   (72,320)     (40,131)    27,950
                                      ---------------------------------
    NET INCOME                        $871,158     $894,840   $630,886
                                      =================================


GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

           CONDENSED STATEMENTS OF CASH FLOWS
        YEARS ENDED JUNE 30, 1997, 1996 AND 1995

                                                1997       1996       1995
                                             -------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                 $ 871,158  $894,840   $630,886
  Adjustments to reconcile net income to
   net cash provided by operating activities:
   Equity in undistributed net income of
     subsidiary                               (340,330) (846,330)  (573,230)
   (Gain) loss on sale of securities
     available for sale                          2,525    11,956    (36,250)
   Decrease in other assets                     24,081    21,950     10,000
   Increase (decrease) in other liabilities   (135,530)   59,930      7,782
   Other                                            --        --     (5,897)
                                             ------------------------------
      NET CASH PROVIDED BY OPERATING
        ACTIVITIES                        421,904   142,346     33,291
                                             ------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of securities available for sale   (240,703) (181,500)  (541,299)
  Proceeds from maturity and sales of
    securities available for sale            147,425   652,684  1,103,750
  Increase in other assets                          --   (50,000)  (250,000)
  Payments received on ESOP debt                60,457    60,457     60,457
                                             ------------------------------
      NET CASH PROVIDED BY (USED IN)
        INVESTING ACTIVITIES                   (32,821)  481,641    372,908
                                             ------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance on common stock for
    stock options exercised                      2,000        --         --
  Net proceeds from reissuance of treasury
    stock                                        9,520     9,520         --
  Purchase of treasury stock                  (344,085) (612,453)  (131,313)
  Dividends paid                              (191,402) (144,493)        --
                                             ------------------------------
      NET CASH (USED IN) FINANCING
        ACTIVITIES                            (523,967) (747,426)  (131,313)
                                             ------------------------------
      NET INCREASE (DECREASE) IN CASH AND
        CASH EQUIVALENTS                      (134,884) (123,439)   274,886

CASH AND CASH EQUIVALENTS
  Beginning                                    277,808   401,247    126,361
                                             ------------------------------
  Ending                                     $ 142,924   277,808    401,247
                                             ==============================


GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------
NOTE 12.  FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying amounts and fair values of the Company's financial instruments as of June 30, 1997 and 1996 were as follows:

                                            JUNE 30, 1997               JUNE 30, 1996
                                       --------------------------------------------------------
                                       CARRYING                    CARRYING
                                        AMOUNT       FAIR VALUE     AMOUNT       FAIR VALUE
                                       --------------------------------------------------------
                                       (Nearest 000) (Nearest 000)  (Nearest 000) (Nearest 000)
Financial assets:
  Cash and amounts due from
    depository institutions            $ 4,643        $ 4,643        $ 2,271       $ 2,271
  Securities                             6,553          6,604          6,690         6,635
  Stock in FHLB                          1,159          1,159          1,159         1,159
  Loans receivable, net                 78,475         78,648         71,773        71,824
  Accrued interest receivable              521            521            439           439
Financial liabilities:
  Deposits                              59,551         59,657         53,122        53,330
  Advances from FHLB                    20,961         20,961         19,318        19,318
Off balance sheet financial
  instruments, commitments
  to extend credit                          --             --             --            --

NOTE 13.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract ornotional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company uses the same credit policies in making commitments and conditional obligations as they do for on-statement of financial condition instruments. The Company requires collateral or other security to support financial instruments with credit risk.

At June 30, 1997 the Company had outstanding loan commitments totaling $893,000. The outstanding loan commitments consisted of $206,000 of fixed rate loan commitments and $687,000 of adjustable rate loan commitments. The Company had $529,000 commitments for unused lines of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts above do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but normally includes real estate and personal property.

GFS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------

NOTE 14. PENDING ACCOUNTING PRONOUNCEMENTS AND REGULATIONS

In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 applies to all entities that have issued publicly-held common stock or potential common stock. SFAS No. 128 requires the entities to present basic earnings per share and diluted earnings per share on the face of the statements of income. Basic earnings per share replaces "primary" earnings per share and diluted earnings per share replaces "fully diluted" earnings per share. The Company does not expect SFAS No. 128 to materially affect its computation of earnings per share and since the requirements of SFAS No. 128 are disclosure related, its implementation will have no impact on the Company's financial condition or results of operations.

In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information About Capital Structure" ("SFAS No. 129"). SFAS No. 129 requires separate disclosure about the capital structure of the entity. While this statement codifies and contains a few more specifics, it does not expand, in any significant manner, previously existing disclosure requirements. SFAS No. 129 is effective for periods ending after December 15, 1997. As the requirements of SFAS No. 129 are disclosure related, its implementation will have no impact on the Company's financial condition or results of operations.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires that all items that are components of comprehensive income defined as "the change in equity [net assets] of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, including all changes in equity during a period except those resulting from investments by owners and distributions to owners," be reported in a financial statement that is displayed with the same prominence as other financial statements. Companies will be required to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, and requires reclassification of prior periods presented. As the requirements of SFAS No. 130 are disclosure related, its implementation will have no impact on the Company's financial condition or results of operations.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 requires that enterprises report certain financial and descriptive information about operating segments in complete sets of financial statements of the Company and in condensed financial statements of interim periods issued to shareholders. It also requires that a Company report certain information about their products and services, geographic areas in which they operate and their major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. As the requirements of SFAS No. 131 are disclosure related, its implementation will have no impact on the Company's financial condition or results of operations.

                STOCKHOLDER INFORMATION

EXECUTIVE OFFICES

1025 Main Street
Grinnell, IA  50112

ANNUAL MEETING

     The Annual Meeting of Stockholders will be held on October 23, 1997 at 9:30 a.m., local time, at the office of Grinnell Federal Savings Bank located at 1025 Main Street,
Grinnell, Iowa.

ANNUAL REPORT ON FORM 10-KSB

     A copy of GFS Bancorp, Inc.'s Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission may be obtained without charge upon written request to Steven L. Opsal, President and Chief Executive Officer, or by calling (515) 236-3121.

REGISTRAR/TRANSFER AGENT          MARKET MAKERS                 SPECIAL COUNSEL
First Bankers Trust Co., N.A.  Everen Securities, Inc.         Housley, Kantarian &
2321 Koch's Lane               Robert W. Baird & Co.           Bronstein,P.C.
Quincy, IL  62301              Herzog, Heine, Geduld, Inc.     Suite 700
                               Howe, Barnes Investments        1220 19th Street, NW
                                                               Washington, DC 20036

STOCK LISTING

     GFS Bancorp, Inc. common stock is traded over the counter and is listed on the NASDAQ "Small Cap" Market under the symbol "GFSB." At September 3, 1997 there were 988,242 shares of GFS Bancorp, Inc. common stock issued and outstanding and there were approximately 247 holders of record and approximately 505 beneficial holders. The price range of the common stock after giving retroactive effect for the 2 for 1 stock split for each quarter of fiscal 1996 and 1997 was as follows:

                                                    DIVIDENDS
FISCAL 1996                     HIGH       LOW      DECLARED
-----------                     ----      -----     ----------
First Quarter                  $ 9.625    $ 7.625   $0.375
Second Quarter                 $10.00     $ 9.25    $0.375
Third Quarter                  $10.375    $ 9.625   $0.375
Fourth Quarter                 $10.375    $10.00    $0.05

                                                    DIVIDENDS
FISCAL 1997                     HIGH       LOW      DECLARED
-----------                     ----      -----     ----------
First Quarter                  $10.50     $10.125   $0.05
Second Quarter                 $10.625    $10.125   $0.05
Third Quarter                  $11.50     $10.125   $0.05
Fourth Quarter                 $14.25     $11.50    $0.065

The stock price information set forth in the table above was provided by the NARD, Inc. High, low and closing prices and daily trading volume are reported in most major newspapers.
The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

GFS BANCORP, INC.

     Directors

LeRoy E. Meredith
Chairman of the Board
GFS Bancorp, Inc. and Grinnell Federal Savings Bank

Theodore Mokricky
Vice Chairman of the Board
Executive Director of Continuing Care Facility

David S. Clay
Vice President and Treasurer of Grinnell College

Albert C. Eisenman
Retired Former President of Grinnell Federal Savings Bank

Donald H. Howig
Retired Businessman

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

Katherine A. Rose
Senior Vice President and Chief Financial Officer

William T. Nassif
Senior Vice President and Chief Operating Officer

     GRINNELL FEDERAL SAVINGS BANK

           Executive Officers

LeRoy E. Meredith
Chairman of the Board

Steven L. Opsal
President and Chief Executive Officer

Katherine A. Rose
Senior Vice President, Treasurer and
Chief Financial Officer

William T. Nassif
Senior Vice President and Chief Operating Officer

               46